Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

QUALITY DISTRIBUTION, LLC

AND

THE STOCKHOLDERS OF

BOASSO AMERICA CORPORATION

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of August 2, 2007, by and among (a) Quality Distribution, LLC, a Delaware limited liability company (“Buyer”), and (b) (i) Walter J. Boasso, an individual of the full age of majority resident in St. Bernard Parish, (ii) Scott Leonard, an individual of the full age of majority resident in St. Tammany Parish, (iii) Scott D. Giroir, an individual of the full age of majority resident in St. Tammany Parish, (iv) Robert E. Showalter, an individual of the full age of majority resident in St. Bernard Parish, (v) Robert E. Showalter , as trustee for The Boasso Inter Vivos Trust for Brittany Anne Boasso and resident in St. Bernard Parish, (vi) Robert E. Showalter, as trustee for The Boasso Inter Vivos Trust for Walter Joseph Boasso, Jr. and resident in St. Bernard Parish, (vii) Robert E. Showalter, as trustee for The Boasso Inter Vivos Trust for Rory James Boasso and resident in St. Bernard Parish, and (viii) Rose Mary Doyle, an individual of the full age of majority resident in Harris County, Texas (each a “Seller” and collectively, “Sellers”). Buyer and Sellers are referred to collectively herein as the “Parties.”

Sellers in the aggregate own all of the issued and outstanding capital stock of Boasso America Corporation (“Target”).

This Agreement contemplates a transaction in which (among other things) Buyer will purchase from Sellers, and Sellers will sell to Buyer, all of the outstanding capital stock of Target in return for cash, on the terms and subject to the provisions of this Agreement.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

ARTICLE 1. DEFINITIONS

The definitions provided in this Section 2 shall apply for the purposes of this Agreement. Other terms are defined elsewhere in this Agreement.

“Actual Value” is defined in Section 2.6.

“Adjusted Current Assets” means the total amount of current assets of Target, including without limitation inventory, accounts receivable, marketable securities, and prepaid expenses, and any other acceptable current assets, in each case as recorded on Target’s balance sheet prepared in accordance with GAAP, but specifically excluding (a) all Cash and Cash Equivalents and (b) accounts receivable aged more than 90 days.

“Adjusted Current Liabilities” means the total amount of current liabilities of Target, including without limitation trade payables, taxes, employee compensation, commissions, interest, amounts payable in respect of goods purchased or services received, and any other current liabilities, in each case as recorded on Target’s balance sheet prepared in accordance with GAAP, but specifically excluding the current portion of Long-Term Debt.

“Adjusted Net Working Capital” means the excess of Adjusted Current Assets over (minus) Adjusted Current Liabilities as shown on Target’s balance sheet prepared in accordance with GAAP. Adjusted Net Working Capital may be either a positive number or a negative number.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, liabilities, obligations, diminution in value, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Annual Financial Statements” is defined in Section 3.13.

“Boasso Employment Agreement” is defined in Section 2.4(c).

“Buyer” is defined in the preface to this Agreement.

“Buyer Indemnified Persons” is defined in Section 8.2(a).

“Closing” is defined in Section 2.3.

“Closing Date” is defined in Section 2.3.

“Closing Date Balance Sheet” is defined in Section 2.6(d).

“Closing Long-Term Debt” is defined in Section 2.6(d).

“Closing Net Working Capital” is defined in Section 2.6(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the businesses and affairs of Target, any Affiliate, or Sellers that is not already generally available to the public, except (a) information that was available to Buyer on a non-confidential basis prior to its disclosure by Target, any Affiliate, or Sellers, (b) becomes available to Buyer on a non-confidential basis from a Person (other than Target, any Affiliate, or Sellers) who to Buyer’s knowledge is not prohibited from disclosing such information to Buyer by a legal, contractual or fiduciary obligation to Target, (c) was independently developed by Buyer, or (d) is, upon the advice of Buyer’s legal counsel, required to be disclosed by applicable law.

“Confidentiality Agreement” means the Confidentiality Agreement dated December 7, 2006 between Buyer and Target.

“Contract” means any agreement, contract, lease, license, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“CPA Firm” is defined in Section 2.6(c).

“Disclosure Schedule” is defined in Section 3.1.

“Disputed Amount” is defined in Section 9.3.

“Draft Closing Date Balance Sheet” is defined in Section 2.6(a).

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA § 3(3)) and any other material employee benefit plan, program or arrangement.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Employment Agreements” means collectively the Boasso Employment Agreement, the Giroir Employment Agreement, the Showalter Employment Agreement, and the Schneida Employment Agreement.

“End Date” is defined in Section 11.1(d).

“Environmental, Health, and Safety Requirements” means all health, safety, land use, ecological, occupational, environmental, and natural resource Laws and Orders, including all Laws, Orders, and private land use restrictions (such as covenants, conditions, and restrictions) relating to the following: (a) noise and odors; (b) the pollution or protection of the air, soil, surface water, ground water, or other elements of the environment; (c) the use, release, storage, disposal, emission, handling, discharge, transport, treatment, processing, distribution, or manufacturing of any Hazardous Materials; and (d) the cleanup, removal, recovery, assessment, or remediation of any damage, release, emission, discharge, pollution, or contamination of or into air, soil, buildings, surface water, groundwater, or personal property; and includes the following specific statutory laws: the Clean Air Act; the Clean Water Act; the Oil Pollution Act; the River and Harbor Act; the Deep-Water Port Act; the Safe Drinking Water Act; the Water Pollution Control Act; the Toxic Substances Control Act; the Federal Water Pollution Control Act; the Mineral Lands and Leasing Act; the Resource Conservation and Recovery Act; the Marine Protection Research and Sanctuaries Act; the Hazardous Materials Transportation Act; the Superfund Amendments and Reauthorization Act of 1986; the Federal Insecticide, Fungicide and Rodenticide Act; the Surface Mining Control and Reclamation Act; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Occupational Health and Safety Act, all as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with Target or any former Subsidiary of Target for purposes of Code § 414.

“Escrow Agent” means JP Morgan Chase Bank, N.A.

“Escrow Agreement” means the escrow agreement in substantially the form attached hereto as Exhibit A, executed by Sellers, Buyer and the Escrow Agent.

“Escrow Amount” means Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00).

“Escrow Fund” is defined in Section 9.1.

“Estimated Long-Term Debt” means $2,147,400.

“Estimated Purchase Price” means Fifty-Nine Million Eight Hundred Fifty Thousand and no/100 Dollars ($59,850,000.00) minus the Target’s Long-Term Debt as of the Closing Date, as evidenced by letters in form reasonably acceptable to Buyer delivered to Buyer by the holders of such Long-Term Debt at least five Business Days before the Closing Date.

“Financial Statements” is defined in Section 3.13.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied with prior periods.

“Giroir Employment Agreement” is defined in Section 2.4(d).

“Governmental Body” means any federal, state, local, municipal, foreign, or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from any facility owned or used by Target or any of its past or present Subsidiaries or Affiliates at any time before the Closing into the air, soil, surface water, groundwater, or other parts of the environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off such facilities, or that may affect the value of such facilities or Target.

“Hazardous Materials” means, collectively, urea, asbestos, radon gas, pesticides, hydrocarbons, petroleum substances, flammable explosives, paint containing lead, natural or synthetic gas, solid, liquid, or gaseous wastes, polychlorinated biphenyls (PCBs), formaldehyde foam insulation, discharges of sewage or effluent, any material containing hydrated silicate (including amosite, actinolite, tremolite, chrysolite, crocidolite, and anthophylite, whether friable or non-friable), and all toxic, hazardous, and radioactive wastes, chemicals, materials, pollutants, substances, and contaminants that are regulated or controlled by any Environmental, Health, and Safety Requirement, whether or not defined, classified, or identified as hazardous under those laws.

“Income Tax” means any federal, state, local, or foreign income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indemnified Person” is defined in Section 8.4(a).

“Indemnifying Party” is defined in Section 8.4(a).

“Interim Financial Statements” is defined in Section 3.13.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, statute, code, ordinance, administrative order, principle or rule of common law, case law or jurisprudence, regulation, treaty or other law as amended from time to time.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other similar interest in real property.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Target is the lessee of any property, movable or immovable.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) liens for taxes not yet due and payable and (b) purchase money liens and liens securing rental payments under capital lease arrangements.

“Long-Term Debt” means all long term liabilities, including capitalized leases, plus the current portion of long term liabilities and capitalized leases, in each case as recorded on Target’s balance sheet prepared in accordance with GAAP.

“Material Contracts” is defined in Section 3.20.

“Minimum Net Working Capital” means Adjusted Net Working Capital as of October 31, 2006, which is the sum of $11,840,339.66.

“Most Recent Interim Financial Statements” means Target’s unaudited balance sheet as of June 30, 2007 and the related statements of income, shareholders’ equity and changes in stockholders’ equity and cash flow for the two-month period then ended.

“Multiemployer Plan” is defined in ERISA § 3(37).

“Non-Competition Agreements “ is defined in Section 2.4(d).

“Note” means the unsecured, non-negotiable, convertible promissory note made by Buyer payable to the order of Walter J. Boasso containing the terms described in the attached Exhibit B and such other terms as are customarily included in such instruments.

“Notice of Objection” is defined in Section 9.2.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means all buildings, structures, improvements, and fixtures located on land owned by third parties and leased by Target, and all easements and other rights and interests appurtenant thereto, owned by Target.

“Party” is defined in the preface to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permit” means any approval, consent, license, permit, franchise, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Permitted Real Estate Encumbrances” means with respect to each parcel of Owned Real Property: (a) liens for real estate taxes not yet due and payable at the time of Closing; (b) mechanics liens and similar liens for labor, materials, or supplies provided with respect to such Owned Real Property incurred in the Ordinary Course of Business for amounts that are not delinquent and that are reflected on the Closing Date Balance Sheet as current liabilities of the Target; and (c) zoning, building code, and other land use laws regulating the use or occupancy of such Owned Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Owned Real Property and that do not adversely affect or limit the conduct of the businesses of Target on such Owned Real Property.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body (or any department, agency, or political subdivision thereof).

“Pre-Closing Tax Period” is defined in Section 8.2(c).

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Purchase Price” is defined in Section 2.2.

“Real Estate Purchase Agreement” is defined in Section 2.4(g).

“Requisite Sellers” means Sellers holding a 66-2/3% interest of the Shares as set forth in Section 3.8 of the Disclosure Schedule.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller Confidential Information” means information concerning any Seller that: (i) is of a type that ordinarily is maintained in confidence; (ii) was disclosed to Buyer by Sellers; and (iii) is not available on a non-confidential basis from a source other than the Sellers or Target; provided that Seller Confidential Information shall not include any information concerning the business and affairs of Target even if such information also may pertain to Sellers.

“Sellers” is defined in the preface to this Agreement.

“Sellers’ Representative” means Robert E. Showalter, provided that upon his resignation as Sellers’ Representative or his incapacity to serve as Sellers’ Representative, a successor Sellers’ Representative shall be appointed by the Requisite Sellers.

“Shares” means, collectively, all of the issued and outstanding shares of stock of Target, including without limitation Target’s common stock, no par value per share, but excluding any treasury shares which shall remain the property of the Target.

“Schneida Employment Agreement” is defined in Section 2.4(f).

“Showalter Employment Agreement” is defined in Section 2.4(e).

“Specified Claims” is defined in Section 8.2(a).

“Specified Sections” is defined in Section 8.2(a).

“Straddle Period” is defined in Section 6.6(a).

“Subsidiary” means, with respect to any Person (the “parent”), any corporation, limited liability company, partnership or other entity of which the parent holds directly, or indirectly through one or more intermediaries, securities or other interests having the power to elect a majority of that entity’s board of directors or other governing body, or otherwise having the power to direct the business and policies of that entity (other than securities or other interests having such power only upon the happening of a contingency that has not occurred). When used without reference to a particular Person, “Subsidiary” means a past or present Subsidiary of Target.

“Target” is defined in the preface to this Agreement.

“Tax” or “Taxes” means any federal, state, local, or foreign tax, including without limitation income, gross receipts, license, payroll, employment, excise, severance, stamp, capital gains, property, gift, estate, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any form, notice, report, return, schedule, statement or declaration (including any related or supporting exhibit, schedule, statement, or other attachment, filed or required to be filed in connection with the reporting, collection, assessment, or determination of any Tax or the administration of any law or order relating to any Tax.

“Third Party Claim” is defined in Section 8.4(a).

“Tilt Tank IP” is defined in Section 5.8.

ARTICLE 2. PURCHASE AND SALE OF SHARES

2.1 Basic Transaction. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Sellers, and Sellers agree to sell to Buyer, all of the issued and outstanding Shares excluding treasury shares, which shall remain the property of Target, for the consideration specified in this Article 2.

2.2 Purchase Price. The purchase price for the Shares shall be an amount equal to the Estimated Purchase Price as adjusted post-closing pursuant to the provisions of this Agreement, including without limitation the provisions of Sections 2.6 and 2.7 (the “Purchase Price”). At the Closing, Buyer will pay Sellers the Estimated Purchase Price, as follows:

(i)	$2,500,000 of the Estimated Purchase Price will be delivered to the Escrow Agent as the Escrow Amount;

(ii)	$2,500,000 of the Estimated Purchase Price shall be paid by delivering the Note to Walter J. Boasso, as the price payable for a portion of his Shares; and

(iii)	the balance of the Estimated Purchase Price will be paid by wire transfer of immediately available funds to the account or accounts designated by Sellers by written notice to Buyer given at least five business days before the Closing Date.

The Escrow Amount plus any interest accrued thereon will be available to satisfy any amounts owed by Sellers to Buyer under this Agreement in accordance with the terms of this Agreement and the Escrow Agreement, subject, however, to any applicable limitations provided in Section 8.2. Prior to Closing, Sellers will provide Buyer with a schedule signed by Sellers allocating the Purchase Price among Sellers.

2.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buyer’s counsel, Stone Pigman Walther Wittmann L.L.C., 546 Carondelet Street, New Orleans, Louisiana 70130, commencing at 10:00 a.m. local time, on a day selected by Buyer by notice given to Sellers and that is not sooner than two business days following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and Requisite Sellers may mutually determine (the “Closing Date”).

2.4 Sellers’ Closing Deliverables. At the Closing, Sellers will deliver to Buyer the following documents dated Closing Date and conditioned upon full execution of all documents and finalization of all transactions between the Parties as contemplated by this Agreement:

(a) certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer;

(b) a release in the form of Exhibit C executed by all of the Sellers;

(c) The employment agreement in the form attached as Exhibit D (the “Boasso Employment Agreement”), executed by Walter Boasso;

(d) The employment agreement in the form attached as Exhibit E (the “Giroir Employment Agreement”), executed by Scott Giroir;

(e) The employment agreement in the form attached as Exhibit F (the “Showalter Employment Agreement”), executed by Robert Showalter;

(f) The employment agreement in the form attached as Exhibit G (the “Schneida Employment Agreement”), executed by Robert Schneida;

(g) Non-competition agreements in the form of Exhibit H, executed by those shareholders or employees of Target designated by Buyer before the Closing (collectively, the “Non-Competition Agreement”);

(h) The right of first refusal in the form attached as Exhibit I, executed by W.J.B. Realty, L.L.C., a Louisiana limited liability company, in favor of Buyer, granting Buyer the first right to purchase certain property located in Houston, Texas, all as is more fully provided in the right of first refusal;

(i) The agreement to purchase and sell in the form attached as Exhibit J (the “Real Estate Purchase Agreement”), executed by B.W.R. Realty, L.L.C., a Louisiana limited liability company, pursuant to which B.W.R. Realty, L.L.C. will agree to sell and Buyer will agree to purchase certain property located in Detroit, Michigan, all as is more fully provided in the Real Estate Purchase Agreement;

(j) Written instructions executed by all Sellers stating the specific portions of the Estimated Purchase Price and Purchase Price to be paid to each Seller;

(k) The Escrow Agreement executed by Sellers;

(l) A license to Buyer and Target to use the Tilt Tank IP granted executed by Walter J. Boasso incorporating the terms provided in the attached Exhibit K;

(m) duly executed payoff letters reasonably satisfactory to Buyer in respect of all capital leases and funded indebtedness of Target from each applicable lender addressed to Target evidencing or specifying the amount necessary to effect the repayment in full of the indebtedness owing to such lessors or lenders (the “Payoff Letters”);

(n) upon the payment by Target at the Closing of the indebtedness reflected in the Payoff Letters, Target shall receive evidence satisfactory to Buyer that Target has satisfied all of the requirements set forth in the Payoff Letters necessary for the release of all Liens against the assets of Target in favor of the secured parties delivering such Payoff Letters, which evidence shall include without limitation Uniform Commercial Code termination statements;

(o) The certificate contemplated by Section 7.1(e), executed by Sellers; and

(p) The additional certificates, instruments and other documents contemplated by this Agreement or reasonably necessary to consummate the transactions contemplated hereby.

2.5 Buyer’s Closing Deliverables. At the Closing Buyer will deliver to Sellers:

(a) The Estimated Purchase Price (which includes the Note and Escrow Amount);

(b) The Employment Agreements and Non-competition Agreements executed by Buyer and Target;

(c) The Agreement to Purchase and Sell executed by Buyer;

(d) The Escrow Agreement executed by Buyer;

(e) An assignment to Walter J. Boasso, at no cost to Walter J. Boasso and without any payment by Target or Buyer, of Target’s interest in the life insurance policies listed on the attached Schedule 2.5 insuring the life of Walter J. Boasso;

(f) The certificate contemplated by Section 7.2(d), executed by Buyer; and

(g) The additional certificates, instruments and other documents contemplated by this Agreement or reasonably necessary to consummate the transactions contemplated hereby.

2.6 Preparation of Closing Date Balance Sheet.

(a) Within 95 days after the Closing Date, Buyer shall prepare and deliver to Sellers (i) a balance sheet of Target, prepared in accordance with GAAP, as of immediately after the Closing (the “Draft Closing Date Balance Sheet”), provided that accounts receivable existing as of the Closing Date will be included in the Draft Closing Date Balance Sheet and Closing Balance Sheet only to the extent they are actually collected within 90 days after the Closing Date; and (ii) a written calculation of the Adjusted Net Working Capital, as of immediately after the Closing based on the Draft Closing Date Balance Sheet. The Closing Date Balance Sheet will be prepared in substantially the form of the adjusted balance sheet of Target as of June 30, 2007, a copy of which is attached as Exhibit L, and the Buyer’s written calculation of the Adjusted Net Working Capital shall be in the form of the written calculation of the Adjusted Net Working Capital as of June 30, 2007, a copy of which is attached as Exhibit M. Contemporaneous with Buyer’s delivery of the above referenced documentation, Buyer shall prepare and deliver to Sellers supporting documents and work papers necessary to substantiate information contained in the Draft Closing Date Balance Sheet. Buyer will cause Target to continue to use its typical and customary collection efforts as were used by Target before the Closing to attempt to collect accounts receivable arising before the Closing Date (the “Pre-Closing Accounts Receivable”). On or before the tenth (10th) day of each month Buyer will cause Target to pay to Sellers the aggregate amount of Pre-Closing Accounts Receivable actually collected by Target during the immediately preceding month along with a report on the aging of Pre-Closing Accounts Receivable and collection status thereof. Any Pre-Closing Accounts Receivable not collected within one year after the Closing shall be assigned without warranty or recourse by Target to Sellers, at Sellers’ request.

(b) Buyer will make the books and records of Target, available to Sellers’ Representative and Sellers’ accountants and other advisers at reasonable times and upon reasonable notice following the delivery by Buyer to the Sellers’ Representative of the Draft Closing Date Balance Sheet and during the review by Sellers of the Draft Closing Date Balance Sheet and the resolution by the Parties of any objections thereto.

(c) If Sellers have any objection to the Draft Closing Date Balance Sheet, then, within 30 days after Sellers receive the Draft Closing Date Balance Sheet, Sellers’ Representative shall deliver to Buyer a detailed statement describing Sellers’ objections. Buyer and Sellers shall meet and use reasonable efforts to resolve any such objections. If within 30 days after Buyer receives the Sellers’ statement of objections Buyer and Sellers do not resolve Sellers’ objections, Buyer and Sellers shall jointly appoint the accounting firm of KPMG LLP (the “CPA Firm”) to resolve the dispute. The CPA Firm shall certify its independence to the Parties and that it has not performed accounting or consulting services for any of the Parties for at least five years. The CPA Firm shall be instructed to render a decision in writing within sixty (60) days after its appointment. The decision of the CPA Firm shall be final and binding on the parties. If the Parties engage the CPA Firm to resolve Sellers’ objections, Buyer and Sellers shall each pay one-half of the CPA Firm’s fees and expenses. If KPMG LLP is unable or unwilling to serve as the CPA Firm, Buyer and Seller’s Representative shall jointly name a different Person to act as the CPA Firm under this Section; provided that, if Buyer and Sellers’ Representative fail to agree on a substitute CPA Firm within 15 days either Party may petition the Court having jurisdiction to appoint the CPA Firm.

(d) Buyer shall revise the Draft Closing Date Balance Sheet, and the calculation of Adjusted Net Working Capital and Long-Term Debt, in each case as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.6. The “Closing Date Balance Sheet” shall mean the Draft Closing Date Balance Sheet as revised pursuant to this Section 2.6. The “Closing Net Working Capital” means the Adjusted Net Working Capital as of immediately after the Closing as determined based on the Closing Date Balance Sheet. The “Closing Long-Term Debt “ means Target’s Long-Term Debt as of immediately after the Closing as determined based on the Closing Date Balance Sheet.

2.7 Adjustment to Estimated Purchase Price. Immediately after finalization of the Closing Date Balance Sheet, the Estimated Purchase Price shall be adjusted as follows:

(a) If the Closing Net Working Capital is greater than the Minimum Net Working Capital, then Buyer shall pay to Sellers the amount by which Closing Net Working Capital exceeds the Minimum Net Working Capital. If the Closing Net Working Capital is less than the Minimum Net Working Capital, then Sellers shall pay to Buyer the amount by which the Minimum Net Working Capital exceeds the Closing Net Working Capital.

(b) The net amount payable by Buyer to Sellers or by Sellers to Buyer on account of the adjustments made pursuant to the preceding clause (a) shall be paid by the party required to make the payment by wire transfer of immediately available funds within three business days after the date on which the Closing Date Balance Sheet is finally determined under Section 2.6.

2.8 Preemptive and Similar Rights. Each Seller hereby waives and releases any preemptive right, first right of refusal, option or other right such Seller may have under the articles of incorporation, by-laws, any shareholders’ agreement, or otherwise to acquire any shares of stock of Target, or any other securities of Target, in connection with this Agreement, the transactions contemplated by this Agreement, or any other agreement or transaction, including in connection with any past issuance or sale of securities by Target or any of its shareholders.

2.9 Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as Buyer is required to deduct and withhold under the Code, or any provisions of foreign, state or local Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller, in respect of whom such deduction and withholding was made by Buyer.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1 Statements True. Each Seller represents and warrants to Buyer that the statements contained in each of the following Sections of this Article 3 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 3), except with respect to each such Section as set forth in the corresponding section of the disclosure schedule delivered by Sellers to Buyer on the date hereof (the “Disclosure Schedule”), a copy of which is attached as Schedule 3.1.

3.2 Organization of Certain Sellers. Each Seller that is a corporation or other entity is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

3.3 Organization, Qualification, and Corporate Power. Target is a corporation duly organization, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Target is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Target has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Section 3.3 of the Disclosure Schedule lists the directors and officers of Target. Sellers have delivered to Buyer true and complete copies of the articles of incorporation and by-laws of Target, as currently in effect, and any shareholders agreement among two or more shareholders thereof. All of the foregoing and all of the corporate minutes and stock transfer records of Target are current, complete and correct in all material respects and copies thereof have been delivered to Buyer.

3.4 Power and Authority. Each Seller has full right, power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to which such Seller is a party and to perform his, her, or its obligations hereunder and thereunder. For any Seller that is a corporation, trust or other legal entity, the execution and delivery by such Seller of this

Agreement and all other agreements contemplated hereby to which such Seller is a party, and the consummation by such Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate, trust or other action on the part of such Seller. This Agreement and all other agreements contemplated hereby to which such Seller is or will be a party have each been, or when executed and delivered by any Seller will be, validly executed and delivered by such Seller and each constitutes, or when executed will constitute, the valid and legally binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect and except that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the arbitrator or court before which any proceeding may be brought. Except for appropriate filings under the Hart-Scott-Rodino Act, if required, no Seller is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

3.5 Absence of Conflict. Except as disclosed in Section 3.5 of the Disclosure Schedule, neither Target nor any Seller is a party to, subject to or bound by any Contract, Order, Permit or other restriction that would prevent or be violated by (a) the execution, delivery or performance by Sellers of this Agreement or any other agreement contemplated hereby, or (b) the transfer, conveyance and sale of any of the Shares to Buyer pursuant to the terms of this Agreement. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any Law, Order, Permit, or other restriction of any Governmental Body or any court, to which any Seller or Target is subject or, in the case of Target or any Seller that is an entity, any provision of its articles of incorporation, bylaws, or other governing documents, (ii) conflict with, result in a breach of, constitute (with or without notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice, consent or waiver under, any Contract, Permit, Order or other arrangement to which Target or Seller is a party or by which Target or Seller is bound, or to which any of their respective assets may be subject, or (iii) result in the imposition or creation of a Lien upon or with respect to the Shares or any assets or property of Target or Seller. Except for filings and approvals under the Hart-Scott-Rodino Act (if required) and except as set forth in Section 3.5 of the Disclosure Schedule, Target does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Person in order for the Parties to consummate the transactions contemplated by this Agreement.

3.6 Shares. Each Seller holds of record and owns beneficially and has good and marketable title to the number of Shares set forth next to his, her, or its name in Section 3.6 of the Disclosure Schedule, free and clear of any restrictions on transfer (other than restrictions on transferability under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, conditions, voting trust arrangements, proxies, adverse claims and demands. No Seller is a party to any option, warrant, purchase right, or other contract or commitment that could require Seller to sell, transfer, or otherwise dispose of any capital stock of Target (other than pursuant to this Agreement). Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Target. Upon consummation of the purchase contemplated hereby, Buyer will acquire from such Seller good and marketable title to such Shares held of record and owned beneficially by such Seller, free and clear of any and all restrictions on transfer (other than restrictions on transferability under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, conditions, restrictions, voting trusts, arrangements, proxies, adverse claims and demands.

3.7 No Claims Against Target. No Seller has ever instituted any Proceeding against Target or any of their Affiliates, or any of its respective predecessors or Affiliates, as a holder of securities of Target or otherwise, and Sellers are not aware of any grounds for any such Proceeding.

3.8 Capitalization. The entire authorized capital stock of Target consists of 1,000 shares of common stock, no par value per share, of which 970 are issued and outstanding and 30 are held in treasury, and no other shares of stock, common or preferred, are issued or outstanding. All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by the respective Sellers as set forth in Section 3.8 of the Disclosure Schedule. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Target to issue, sell, or otherwise cause to become outstanding any of its capital stock or to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock, restricted stock, profit participation, similar rights or interests in or with respect to Target. There is no agreement, written or oral, between Target and any holder of its securities or among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of Target.

3.9 Broker’s Fees. Neither Sellers nor Target has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transaction contemplated by this Agreement.

3.10 Title to Assets. Except as set forth in Section 3.10 of the Disclosure Schedule, Target has good and marketable title to, or valid leasehold interests in, all of their respective assets, tangible and intangible, free and clear of all Liens.

3.11 Condition and Sufficiency of Assets. Except as disclosed in Section 3.11 of the Disclosure Schedule, the buildings, plant, structures, equipment and other tangible movable (personal) and immovable (real) property of Target is in good operating condition, normal wear and tear excepted; comply with all Laws, Permits, and Orders; are not materially defective, damaged or deficient given their current or intended uses; have been properly maintained and are not in need of material maintenance or repairs; and are suitable for the purposes for which they are presently used. The tangible and intangible assets of Target are sufficient for the conduct of the businesses of Target as presently conducted.

3.12 Subsidiaries. Target has no Subsidiaries and Target does not own or have any interest in, or have any right to acquire, any shares of stock, membership interest, partnership interest or other equity interest in any Person.

3.13 Financial Statements. Attached hereto as Exhibit N are Target’s audited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended March 31, 2005, 2006 and 2007, the related notes thereto and letters of Target’s independent accountants with respect thereto (collectively, the “Annual Financial Statements”) and (b) Target’s unaudited balance sheets as of June 30, 2007 and June 30, 2006, and the related statements of income, shareholders’ equity and changes in stockholders’ equity, and cash flow for the two-month periods then ended (collectively, the “Interim Financial Statements”). The Annual Financial Statements and Interim Financial Statements are referred to, collectively, as the “Financial Statements.” The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly, in conformity with GAAP, the financial condition of Target as of such dates and the results of operations of Target for the respective periods covered thereby; provided that the Interim Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

3.14 Undisclosed Liabilities. Except as set forth in Section 3.14 of the Disclosure Schedule, Target has no liabilities or obligations of any nature or kind (whether known or unknown and whether absolute, accrued, contingent, or otherwise), except for liabilities or obligations reflected or reserved against in the balance sheet included as part of the Most Recent Interim Financial Statements and current liabilities incurred in the Ordinary Course of Business since the date thereof.

3.15 No Material Adverse Change. Since March 31, 2006, no material adverse change has occurred in the business, assets, properties, condition (financial or otherwise), results of operations, or prospects of Target and no event, condition or circumstance exists or has occurred which, individually or in the aggregate, could reasonably be expected to have such a material adverse change.

3.16 Legal Compliance. Target and each of its past or present Subsidiaries is, and at all times has been, in full compliance with all Laws, Permits and Orders applicable to Target or any such Subsidiary, or to the conduct or operation of its businesses or the ownership or use of any of its assets. No event has occurred or circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by Target of, or a failure on its part to comply with, any Law, Permit or Order, (ii) may give rise to any obligation on the part of Target to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, or (iii) may result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Permit.

3.17 Tax Matters.

(a) Target and each of its former Subsidiaries has filed with the proper Governmental Bodies all Tax Returns, Tax information returns, and reports required by Law and: (a) all filed Tax Returns have been prepared in compliance with all applicable Laws and are true and accurate in all material respects; (b) all Taxes reported on those Tax Returns have been fully paid; (c) no agreement for the extension of time or waiver of any statute of limitation has been given and is in effect with respect to the payment or assessment of any Tax by or against Target or any such Subsidiary; (d) no unpaid Tax deficiency has been assessed or is known by Sellers to be proposed against Target or any such Subsidiary by any taxing authority; (e) no basis exists for any taxing authority to claim or assess any additional Taxes against Target or any such Subsidiary for any period; (f) an audit of any Tax Return of Target or any former Subsidiary of Target by any taxing authority is not pending, in progress or threatened; (g) neither Target nor any of its former Subsidiaries has made any Tax election that reasonably could be expected to result in Buyer being liable for any Tax as a result of the transactions contemplated by this Agreement; and (h) neither Target nor any of its former Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement and Target does not have any current or potential contractual obligation to indemnify any Person with respect to Taxes. All Taxes payable by Target and each of its former Subsidiaries attributable to Tax periods (or portions thereof) ending on or before the Closing Date that are not due and payable until after the Closing Date are reflected as a liability on the books of account of Target.

(b) Section 3.17(b) of the Disclosure Schedule lists all Income Tax Returns filed with respect to Target for taxable periods ended on or after December 31, 2002, indicates those Income Tax Returns that have been audited, and indicates those Income Tax Returns that currently are the subject of audit. Sellers have delivered or made available to Buyer correct and complete copies of all federal Income Tax Returns filed by Target since March 31, 2004.

3.18 Real Property.

(a) Section 3.18 of the Disclosure Schedule sets forth the address and a description of all Owned Real Property and all land buildings and other immovable property owned, leased operated or used by Target or any former Subsidiary of Target, or by any Affiliate in connection with Target’s businesses now or at any time in the past. With respect to each parcel of Owned Real Property:

(i)	Target has good and marketable fee simple title, free and clear of all Liens, except as set forth in Section 3.18(a)(i) of the Disclosure Schedule and except for Permitted Real Estate Encumbrances;

(ii)	except as set forth in Section 3.18(a)(ii) of the Disclosure Schedule, neither Target not any other Person has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and

(iii)	except as set forth in Section 3.18(a)(iii) of the Disclosure Schedule, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Section 3.18(b) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property. Sellers have delivered or made available to Buyer a true and complete copy of each such Lease document. With respect to each Lease:

(i)	such Lease is in full force and effect, and such Lease affords Target a valid leasehold interest to the real property that is the subject of the Lease;

(ii)	the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(iii)	Neither Target nor any other Person has collaterally assigned or granted any security interest in such Lease; and

(iv)	Target and, to the knowledge of Sellers, no other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending (including the transactions contemplated hereby) or, to the knowledge of Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would permit the termination, modification or acceleration of rent under such Lease or would constitute a breach or default by Target or, to the knowledge of Sellers, any other party under such Lease.

3.19 Intellectual Property. Section 3.19 of the Disclosure Schedule identifies each patent or domain name, trademark, service mark, trade name, copyright, or other registration that has been issued to Target with respect to any of its intellectual property, identifies each pending patent application or application for registration which Target has made with respect to any of its intellectual property, and identifies each material license, agreement, or other permission that Target has granted to any third party with respect to any of its intellectual property. Target owns or has the right to use all intellectual property necessary to conduct the business of Target as presently conducted. Each item of intellectual property will be owned or available for use by Buyer immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. To the knowledge of Sellers, no other Person is, as of the date hereof, infringing, violating or misappropriating any of such intellectual property. The use by Target of any intellectual property does not infringe or violate, or constitute a misappropriation of, any intellectual property rights of any Person or entity. Section 3.19 of the Disclosure Schedule lists each written complaint, claim or notice, or written threat thereof, received by Target alleging any such infringement, violation or misappropriation since January 1, 2005. Target has made available to Buyer a summary of all written documentation in Target’s possession relating to claims or disputes known to Target concerning any intellectual property owned by Target. The Target owns, and shall retain after the Closing all rights in the name “Boasso America Corporation.”

3.20 Contracts.

(a) Section 3.20 of the Disclosure Schedule lists all written Contracts to which Target is a party, or by which Target, or any of its respective assets may be bound, (a) the performance of which will involve consideration in excess of $25,000.00 or that is otherwise material to the ownership, operations, business or assets of Target (collectively “Material Contracts”) or (b) that is not terminable by Target on notice of 30 days or less. Sellers have delivered or made available to Buyer a correct and complete copy of each Material Contract. Target and, to the knowledge of Sellers, no other party, is in breach or default under, any Contract to which Target is a party or by which Target or any of its assets may be bound, and no event has occurred, is pending (including the transactions contemplated hereby) or, to the knowledge of Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default on the part of Target, any Seller, or any other party under any such Contract.

(b) Neither Target nor any officer, director, agent, or employee of Target is bound by any Contract that purports to limit the ability of Target or such officer, director, agent, or employee to (i) engage in any line of business, (ii) engage in or continue any conduct, activity, or practice relating to the business of Target, or (iii) assign to Target or to any other Person any rights to any invention, improvement, or discovery.

3.21 Litigation.

(a) Except as disclosed in Section 3.21 of the Disclosure Schedule, there is no pending or threatened Proceeding by or against Target or any of its former Subsidiaries, or that otherwise relates to or may affect the business of, or any of the assets owned or used by, Target; or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement. To the extent not fully indemnified by insurance policies maintained by Target, there is an accrual on the Target’s Annual Financial Statement for the year ending March 31, 2007 and Most Recent Interim Financial Statement for the full amount of all liabilities and obligations of Target or Sellers for damages, expenses, costs or other amounts, arising out of or relating to the pending and threatened Proceedings and any other matters disclosed in Section 3.21 of the Disclosure Schedule. No event has occurred and to Sellers’ knowledge no circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. There is no Order to which Target or any of its former Subsidiaries, or any Seller, is subject that relates to the business of, or any of the assets owned or used by, Target.

(b) Target is a defendant in the following two Proceedings: (i) Monica Ray Franques, wife of/and Gene Harold Franques vs. Larry Jones, et al, Civil District Court for the Parish of Orleans, docket no. 2000-4963 (the “Franques Proceeding”); and (ii) Anthony R. Polk and Veretta Griffin-Polk vs. Boasso America Corporation, et al, 23rd Judicial District Court for the Parish of Ascension, docket no. 68,844 (the “Polk Proceeding”).

3.22 Employee Benefits.

(a) Section 3.22 of the Disclosure Schedule lists each Employee Benefit Plan that Target or any ERISA Affiliate has maintained or to which Target or any of its former Subsidiaries contributes or has contributed.

(i)	Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all respects with the applicable requirements of ERISA and the Code.

(ii)	All contributions (including all employer contributions and employee salary reduction contributions) that are due have been timely made to each such Employee Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments which are due have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iii)	Each such Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code § 401(a) since its inception been so qualified and has received a favorable determination letter from the Internal Revenue Service as to its qualified status under the Code, including all amendments to the Code which are currently effective.

(b) With respect to each Employee Benefit Plan that Target or any ERISA Affiliate maintains, or has maintained during the prior six years or to which any of them contributes, or has been required to contribute during the prior six years:

(i)	As of the last day of the most recent prior plan year, the market value of assets under each such Employee Benefit Plan that is an Employee Pension Benefit Plan (other than any Multiemployer Plan) equaled or exceeded the present value of liabilities thereunder (determined in accordance with Code § 414(e) and the regulations thereunder).

(ii)	There has been no “prohibited transactions” as such term is defined in ERISA Section 406 or Section 4975 of the Code.

(iii)	Target does not have any obligation on account of under-funded, pension, retirement or similar liabilities nor has incurred any liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) with respect to any such Employee Benefit Plan which is an Employee Pension Benefit Plan.

(iv)	For each Employee Benefits Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, neither Target nor any ERISA Affiliate has incurred, and no facts or circumstances currently exist which could reasonably be expected to result in any withdrawal liability under Title IV of ERISA (either as a contributing employer or as a member of a controlled group which includes a contributing employer or as a member of a controlled group which includes a contributing employer) in connection with a complete or partial withdrawal from any such plan with respect to the transactions contemplated herein.

(v)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will (either alone or in conjunction with any other event, such as a termination of employment or other service) (i) entitle any current or former director, officer, employee or other service provider of Target or ERISA Affiliates to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus, retention or benefits under any Seller Employee Plan) or forgiveness of indebtedness, (ii) accelerate the time of payment or vesting of any such benefits, or (iii) increase the amount of compensation due any such benefits which are otherwise unfunded.

3.23 Environmental, Health, and Safety Matters. Except as set forth in Section 3.23 of the Disclosure Schedule:

(a) Target is now, and at all times during the past five years has been, in compliance with all Environmental, Health, and Safety Requirements;

(b) Target is not now, and at no time during the past five years has been, in violation of any Environmental, Health, and Safety Requirement and does not now have, and during the past five years has not had, any liabilities, obligations, or financial contingencies of any kind arising under or pursuant to any Environmental, Health, and Safety Requirement;

(c) Neither Target nor any former Subsidiary of Target has received at any time, now or in the past, from any Governmental Body, private land owner, or other Person, and no other Person for whose conduct Target is legally responsible has received at any time, now or in the past, any written claim, order, notice, inquiry, warning, citation, complaint, directive, summons, or other communication that relates (i) to Hazardous Materials, or (ii) to any alleged, actual, or potential obligation to undertake or bear the cost of any liabilities arising under any Environmental, Health, and Safety Requirement, or (iii) to any facility or property at or to which Hazardous Materials were used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, or manufactured by Target or any other Person for whose conduct Target is legally responsible;

(d) Neither Target nor any former Subsidiary of Target has received, now or in the past, from any Governmental Body, private land owner, or other Person any notice, complaint, warning letter, or consent order relating to (i) an actual or potential violation of any Environmental, Health, and Safety Requirement or (ii) any actual or threatened obligation to bear any liability or loss arising under any Environmental, Health, and Safety Requirement;

(e) Neither Target nor any former Subsidiary of Target is now or in the past has been, a party to any Proceeding involving allegations of (i) a violation of any Environmental, Health, and Safety Requirement, (ii) the release of any Hazardous Material into the environment (whether in or outside the workplace), or (iii) any personal injury or property damage resulting from the use, release, storage, disposal, emission, handling, discharge, transport, treatment, manufacturing, of any Hazardous Material;

(f) There are not any pending or threatened claims against Target or any former Subsidiary of Target, or any Person for whom Target may be legally responsible, by any Governmental Body, private land owner, or other Person, and there are no Liens on Target’s assets, arising under or pursuant to any Environmental, Health, and Safety Requirement;

(g) Target has been issued, and will maintain in full force and effect through the Closing Date, and during the past five years Target has maintained, every license, Permit or other governmental authorization required for Target’s conduct of its business under all applicable Environmental, Health, and Safety Requirements;

(h) All Hazardous Materials used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, or manufactured by Target or any former Subsidiary of Target, or any other Person for whose conduct Target is legally responsible, have been used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, and manufactured at all times in compliance with all applicable Environmental, Health, and Safety Requirements, and none of the property owned, leased or used by Target, or any such Subsidiary or other Person, now or in the past has been used as a stationary dump or storage site (whether permanent or temporary) for any Hazardous Materials;

(i) During the occupancy or operation of any property by Target or any former Subsidiary of Target, or any other Person for whose conduct Target is legally responsible, as owner, lessee, operator or otherwise, now or in the past, there has not been any well, septic system, subsurface disposal systems any above ground or underground storage tanks or surface impoundment on, in, or under such property or any surface water thereon, and neither Target nor any former Subsidiary has used a subsurface disposal system or any above ground or underground storage tanks or surface impoundment located on any property;

(j) There are not any wetlands (within the meaning of any Environmental, Health, and Safety Requirement) located on any part of the property owned or leased by Target;

(k) There are not any negotiations or agreements pending or planned, and no negotiations have taken place during the past five years, between Target and any Governmental Body relating to any Environmental, Health, and Safety Requirement or any assessment or remediation of any pollution;

(l) Sellers have made available to Buyer accurate and complete copies of all environmental tests, studies, and reports pertaining to all property owned, leased or used by Target or any former Subsidiary of Target, now or in the past that are under the control or custody of Target or any Seller; and

(m) None of the property owned, leased or used by Target or any of its former Subsidiaries is in violation of any Environmental, Health, and Safety Requirement or contaminated by any Hazardous Material; and no Hazardous Materials have ever been spilled, leaked, released, emitted, discharged, or otherwise disposed on any property owned, leased or used by Target or any of its former Subsidiaries now or in the past.

3.24 Labor Matters. Schedule 3.24 contains a list of all current employees of Target along with the position and the annual rate of compensation of each such Person. As of the date hereof, no officer or management level employee of Target has provided notice of such employee’s intent to terminate employment with Target and, as of the date hereof, no such employee presently plans to terminate employment with Target. Target is not a party to or bound by any collective bargaining-agreement or other labor union contract applicable to persons employed by Target, and currently there are no organizational campaigns, petitions or other unionization’ activities seeking recognition of a collective bargaining unit which could affect Target. There are no controversies, strikes, slowdowns or work stoppages pending or, to the knowledge of Sellers, threatened between Target and any of its respective employees, and Target has not experienced any such controversy, strike, slowdown or work stoppage within the past three years. Target has not breached or otherwise failed to comply with the provisions of any collective bargaining or union contract, and there are no grievances outstanding against Target under any such agreement or contract. There are no unfair labor practice complaints pending against Target before the National Labor Relations Board or any other Governmental Body or any current union representation questions involving employees of Target. Target is currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Body. Target has paid in full to all its respective employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees. There is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Body with respect to any Persons currently or formerly employed by Target. Target is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Body relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standard that has been asserted or is now pending or threatened with respect to Target. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Body in any jurisdiction, against Target or any employee of Target.

3.25 Accounts Receivable. All accounts receivable of Target reflected on the Most Recent Interim Financial Statements (other than those collected since such date) are valid receivables and are not subject to setoffs or counterclaims, except as reflected in reserves on the Most Recent Interim Financial Statements. All accounts receivable of Target that have arisen since the date of the Most Recent Interim Financial Statements are valid receivables and to the knowledge of Target or Sellers are not subject to setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms, except as reflected in reserves for uncollectible accounts in Target’s books and records.

3.26 Inventory. Except as disclosed in Section 3.26 of the Disclosure Schedule, all inventory of Target consists of a quality and quantity that may be used, sold or leased in the Ordinary Course of Business, and consists of items that are not obsolete or below-standard quality. All inventories not written off have been priced at the lower of cost or market on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of Target.

3.27 Absence of Certain Changes or Events. Except as disclosed in Section 3.27 of the Disclosure Schedule, since March 31, 2006, Target has not:

(a) issued, sold, or otherwise disposed of any stock, bonds or other corporate securities or granted any option or issued any warrant to purchase or subscribe for any securities or issued any securities convertible into such securities;

(b) issued any note, bond, or other debt security or intentionally created, incurred, assumed or guaranteed any obligation or liability (absolute or contingent), except current liabilities incurred and obligations under contracts entered into in the Ordinary Course of Business;

(c) mortgaged, pledged, or subjected to any Lien, charge or any other encumbrance any of their assets, tangible or intangible;

(d) sold, leased, assigned, or transferred any of their assets, tangible or intangible, except in the Ordinary Course of Business;

(e) declared, set aside or paid any dividend or made any distribution with respect to capital stock (whether in cash or kind) or redeemed, purchased or otherwise acquired any of Target’s capital stock;

(f) cancelled, compromised, waived or released any debts or claims, except in the Ordinary Course of Business;

(g) delayed or postponed the payment of accounts payable or other liabilities, except in the Ordinary Course of Business;

(h) agreed to merge or consolidate with or into any corporation or other entity;

(i) (i) paid, promised or granted, whether orally or in writing, any increase in the wages, salaries, bonuses, other compensation, pensions, severance payments, fringe benefits or other benefits payable by Target to any of its employees, consultants or directors, including any increase or change pursuant to any Employee Benefit Plan, other than increases with respect to non-officer employees of Target in the Ordinary Course of Business; or (ii) entered into, promised to enter into or amended any Employee Benefit Plan (except as required by law);

(j) failed to operate its business and maintain its books, accounts and records in the Ordinary Course of Business;

(k) made any loans or advances of money, other than to directors, officers or employees for business expenses in the Ordinary Course of Business and in accordance with applicable law;

(l) entered into any transaction with any of its directors, officers or employees outside of the Ordinary Course of Business; or

(m) committed or agreed to do any of the foregoing in the future.

3.28 Insurance. Section 3.28 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers’ compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Target is a party, all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid or reflected in the Most Recent Interim Financial Statements (unless such premiums became due after the date thereof), Target is not liable for retroactive premiums, and Target is otherwise in compliance in all material respects with the terms of such policies. Each such policy will continue to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

3.29 Permits. Section 3.29 of the Disclosure Schedule sets forth a list of all Permits issued to and held by Target or required to be held by Target in the conduct of its business or in connection with the ownership or use of any of its assets, and the date of expiration (if any) of each Permit. Each such Permit is valid and in full force and effect, Target is in compliance with the terms of each such Permit, and no suspension or cancellation of any such Permit has occurred or, to the knowledge of Sellers, is threatened. The Permits listed in Section 3.29 of the Disclosure Schedule collectively constitute all of the Permits necessary to permit Target to lawfully conduct and operate its businesses in the manner currently operated and to permit Target to own and use their assets in the manner currently owned and used. Neither Target nor the Sellers has any knowledge of any existing condition that would cause any such Permit to fail to continue in full force and effect immediately following the Closing. Target has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (a) any actual or possible violation of, or failure to comply with, any Permit or any Law or (b) any actual or possible obligation on the part of Target to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, or (c) any actual or possible revocation, withdrawal, suspension, cancellation, termination of, or modification to any Permit. All applications required to have been filed for the renewal of any Permits required for the operation of Target’s business or ownership of any of its assets have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Bodies.

3.30 Relationships with Affiliates. Except as disclosed in Section 3.30 of the Disclosure Schedule, no Affiliate, officer or director of Target (a) owns any property or right, tangible or intangible, which is used in the business of Target, or (b) owes any money to, or is owed any money by, Target. Section 3.30 of the Disclosure Schedule describes any business transactions or relationships (other than those based on his or her status as an officer or director) between Target and any Affiliate, officer or director of Target which occurred or have existed since January 1, 2005. No Affiliate, officer or director of Target owns any interests in an entity that is competitive with the business of Target.

3.31 Books and Records. The minute books and other similar records of the Target are correct and complete in all material respects. Section 3.31 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Target and the names of persons having signature authority with respect thereto or access thereto.

3.32 Customers and Suppliers. Neither Target nor any of the Sellers has reason to believe that any customer or supplier of Target will not continue to do business with Buyer after the Closing Date.

3.33 Assets. Section 3.33 of the Disclosure Letter contains a complete and accurate list of all of the following assets of Target, other than Material Contracts disclosed in Section 3.20 of the Disclosure Schedule, Permits disclosed in Section 3.29 of the Disclosure Schedule, and Insurance Policies disclosed in Section 3.28 of the Disclosure Schedule, organized according to the categories of property listed below and specifying the nature of Target’s interest in each such asset:

(i)	all interests in immovable (real) property, other than Owned Real Property and Leases of Leased Real Property;

(ii)	motor vehicles, including year, make, model and vehicle identification number;

(iii)	inventory;

(iv)	material furniture, fixtures and equipment;

(v)	all other material corporeal movable or tangible personal property not covered by the preceding clauses (a) through (iv);

(vi)	accounts receivable;

(vii)	leases of movable (personal) property;

(viii)	post office boxes and mailing addresses, and telephone numbers used in connection with Target’s business;

(ix)	trade names (other than Target’s name), trademarks, copyrights, patents and other intellectual property (including any license); and

(x)	all other material property not covered by the preceding clauses (i) through (ix), other than the Contracts, books and records, Permits, bank accounts, and Insurance Policies.

3.34 Disclosure. No representation or warranty or other statement made by Sellers in this Agreement, the Disclosure Schedule, or any certificates delivered pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make such statement, in light of the circumstances in which it was made, not misleading.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYER

4.1 Buyer’s Statements True. Buyer represents and warrants to each Seller that the statements contained in this Article 4 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date (as though made then as though the Closing Date were substituted for the date of this Agreement throughout this Article 4), except as set forth in Annex I attached hereto.

4.2 Organization of Buyer. Buyer is a limited liability company or other entity, if applicable, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization or other formation, if applicable.

4.3 Authorization of Transaction. Buyer has full right, power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to which Buyer is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and all other agreements contemplated hereby to which Buyer is a party, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and all other agreement s contemplated hereby to which Buyer is a party have each been, or when executed and delivered by Buyer will be, duly and validly executed and delivered by Buyer and each constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect and except that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the arbitrator or court before which any proceeding may be brought. Except for filings under the Hart-Scott-Rodino Act, if required, Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

4.4 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (b) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

4.5 Investment. Buyer is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

4.6 Financing. Attached as Exhibit O is a true and correct copy of the form of commitment letter executed by Credit Suisse and Credit Suisse Securities (USA) LLC in favor of Buyer (the “Credit Suisse” letter). The term “Commitment Letter” means Credit Suisse Letter or any other written commitment obtained by Buyer for financing for the Purchase Price.

ARTICLE 5. PRE-CLOSING COVENANTS

5.1 In General. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

5.2 Efforts. Each of the Parties will use commercially reasonable efforts, and Sellers will cause Target to cooperate and use commercially reasonable efforts, to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Article 7).

5.3 Notices and Consents. Sellers shall cause Target to give any required notices to third parties and to use its commercially reasonable efforts to obtain all third party consents, referred to in Section 3.5 of the Disclosure Schedule. Each of the Parties will, and Sellers will cause Target to, give notices to, make all filings with, and use its commercially reasonable efforts to obtain all authorizations, consents, and approvals of, Governmental Bodies required to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, if required, each of the Parties will file all Notification and Report Forms and related material that he, she, or it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, to use commercially reasonable efforts to obtain a waiver from the applicable waiting period, and to make all further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. If Buyer and Target are required to file a notification under the Hart-Scott-Rodino Act, Buyer will pay the applicable filing fee to Federal Trade Commission. Each party shall bear its own other costs and expenses in connection with any such notification filing, including without limitation the fees and expenses of its own attorneys and advisors.

5.4 Operation of Business. Except as contemplated by this Agreement or during the period from the date of this Agreement to the Closing, Sellers shall cause Target to conduct its operations in the Ordinary Course of Business and in compliance with all laws and regulations applicable to the operation of its businesses and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with Target to the end that its goodwill and ongoing business shall not be impaired in any material respect. Except as contemplated by this Agreement, prior to the Closing the Sellers shall cause Target not to do any of the following, without the prior written consent of Buyer:

(a) amend or authorize the amendment of its articles of incorporation, bylaws or other organizational documents;

(b) take any action that would result in the representations and warranties made in Section 3.27 being untrue or incorrect;

(c) sell, lease, assign, or transfer any of its assets, tangible or intangible, except in the Ordinary Course of Business;

(d) declare, set aside or pay any dividend or make any distribution with respect to capital stock (whether in cash or kind) or redeem, purchase or otherwise acquire any of Target’s capital stock;

(e) merge or consolidate with or into any corporation or other entity;

(f) make or change any material Tax election or make any termination, revocation or cancellation of any such election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended material Tax Return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, pre-filing agreement, or closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(g) modify, amend, alter or terminate any Material Contract, or except in the Ordinary Course of Business, any other Contract to which Target is a party;

(h) take or permit any act or omission constituting a breach or default by Target or any Seller under any Contract;

(i) enter into any Contract (or series of related Contracts), or any amendment thereto, other than any Contract that is not a Material Contract that is entered into in the Ordinary Course of Business and that calls for payments by Target not exceeding $25,000 in any one-year period;

(j) accelerate, terminate, modify or cancel any Contract (or series of related Contracts) involving more than $25,000 in any one year period to which Target is a party or by which any of them is bound;

(k) incur any capital expenditure in excess of $25,000 in an instance or $50,000 in the aggregate;

(l) make any capital investment in or any acquisition of the securities or assets of, any other Person (or series of related capital investments and acquisitions) either involving more than $25,000 or outside the Ordinary Course of Business;

(m) enter into any agreement the primary purpose of which is to provide indemnification, or any collective bargaining agreement, whether written or oral, or modify the terms of any such existing agreement;

(n) transfer, assign or grant any license or sublicense to any rights under or with respect to intellectual property;

(o) issued any note, bond, or other debt security or instrument, or intentionally created, incurred, assumed or guaranteed any indebtedness, obligation or liability (absolute or contingent), except current liabilities incurred and obligations under contracts entered into in the Ordinary Course of Business;

(p) enter into any transaction with any of its directors, officers or employees outside of the Ordinary Course of Business; or

(q) commit or agree to do any of the foregoing in the future.

In the event Sellers or Target request the consent of Buyer to an action pursuant to this Section 5.4, Buyer shall respond by 7:00 p.m. on the second full Business Day after the day on which Buyer receives the request of Sellers or Target for such consent, or Buyer’s consent shall be deemed given.

5.5	Access and Confidentiality.

(a) Sellers shall cause Target to permit representatives of Buyer (including legal counsel and accountants) to have reasonable access at all reasonable times upon prior reasonable notice, and in a manner so as not to interfere unreasonably with the normal business operations of Target, to premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Target.

(b) The Parties acknowledge that the Confidentiality Agreement remains in full force and effect, notwithstanding the execution and delivery of this Agreement. Buyer will treat and hold any Confidential Information it receives from or regarding Sellers, Target or any Affiliate subject to the provisions of the Confidentiality Agreement and will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Target all tangible and electronic embodiments (and all copies) of the Confidential Information which are in its possession, all in accordance with the provisions of the Confidentiality Agreement. If the Closing occurs, neither Target nor Buyer shall thereafter be restricted in its use of the Confidential Information.

(c) Buyer agrees to maintain the confidentiality of the Seller Confidential Information.

(d) Notwithstanding any contrary provision of the Confidentiality Agreement or this Agreement (including without limitation any provision of this Section 5.5), Buyer is permitted to disclose Confidential Information and Seller Confidential Information (i) to any bank or other financial institution or lender in connection with any loan, loan application or other financing, so long as such bank or other financial institution or lender is aware of the confidential nature of the information and agrees to treat and hold as confidential such information to the same extent and manner as agreed by Buyer; and (ii) if in Buyer’s reasonable judgment Buyer is legally required to disclose such information pursuant to subpoena or other legal process, under the federal securities or other disclosure laws, for tax reporting to the Internal Revenue Service and other taxing authorities, or otherwise.

5.6 Notice of Developments. Sellers will give prompt written notice to Buyer of any event or condition causing or resulting in a breach of any of the representations and warranties in Article 3. Buyer will give prompt written notice to Sellers of any event or condition causing or resulting in a breach of any of Buyer’s representations and warranties in Article 4. No disclosure by any Party pursuant to this Section, however, shall be deemed to amend or supplement the Disclosure Schedule or Annex I or to prevent or cure any misrepresentation or breach of warranty.

5.7 No Solicitation or Negotiation. Unless this Agreement is terminated, Sellers will not, and will cause Target and its respective directors, officers, employees, representatives, agents, advisors, accountants and attorneys not to, enter into any Contracts or engage in negotiations concerning, or provide any Confidential Information or data to any Person with respect to, or have any discussions with any Person relating to, any merger, consolidation, liquidation, dissolution, acquisition, business combination or purchase of all or any significant asset of, or any equity interest in, directly or indirectly, Target, and will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Sellers will immediately notify Buyer if Sellers or Target receive any indication of interest, proposal, offer or other inquiry relating to any of the possible transactions described in the preceding sentence, and provide Sellers with a copy of any writings (including letters) relating thereto.

5.8 Excluded Assets. Buyer acknowledges that the assets held by Target do not include (a) the lease of the aircraft used from time to time by employees of Target; (b) the patents, patent applications and related trade secrets described in part (b) of the attached Schedule 5.8 relating to the Tilt Tank™ business (the “Tilt Tank IP”). Target is a party to the claims, settlement and reimbursement funds due to Seller by Reliance Insurance Company (In Liquidation) and Marsh U.S.A., Inc. that are described in part (c) of the attached Schedule 5.8, and Targets claims in those cases will be for the benefit of Sellers and regulated in the manner provided in the form of letter agreement attached as Exhibit P which shall be executed and delivered by Sellers and Buyer at the Closing. None of the assets described in clauses (a) or (b) of this Section or in Section 5.8 of the Disclosure Schedule will be included in the Closing Date Balance Sheet. Buyer agrees that if Buyer receives payment on account of any accounts receivable of Target existing as of the Closing Date that are not included as a part of Adjusted Current Assets in the Closing Balance Sheet, then the amount so received by Buyer shall be paid by Buyer to Sellers as additional Purchase Price within ten (10) Business Days after the end of the calendar month in which such payment is received by Buyer.

5.9 Break-Up Fee. If Buyer elects not to proceed to Closing for any reason, other than those specified in the following clauses, Buyer shall pay Sellers a break-up fee in the amount of $500,000.00:

(i)	If Buyer terminates the Agreement pursuant to the provisions of Section 11.1(a) or 11.1(b); or

(ii)	If Buyer terminates the Agreement pursuant to the provisions of Section 11.1(c)(i), other than for a failure of the condition provided in Section 7.1(m).

5.10 Tax Matters. Without the prior written consent of Buyer, Target shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action could have the effect of increasing the Tax liability of Target for any period ending after the Closing Date or decreasing any Tax attribute of Target existing on the Closing Date.

5.11 Continuing Employees. At least ten (10) days prior to Closing, Buyer will deliver to Target a list of employees of Target to whom Buyer will offer employment effective as of the Closing, or who will be retained as employees of Target after the Closing. Any employees not offered employment for reasons other than failure to meet Buyer’s employment qualifications (including drug testing), will be provided severance in an amount determined by Buyer in its discretion. This Section 5.11 shall not create any third-party beneficiary or other rights in any Target employee or former employee (including any beneficiary or dependent thereof) in respect of (i) continued employment (or resumed employment) with Buyer, Target or any of their Affiliates, or (ii) any benefits that may be provided, directly or indirectly, under any Employee Benefit Plans or any similar plan or arrangement which may be established or maintained by Buyer, Target or any of their respective Affiliates.

5.12	Financing.

(a) From the date hereof until the earlier of the Closing or the termination of this Agreement, the Buyer shall use commercially reasonable efforts to enter into definitive agreements with respect to, and to obtain funding under, the financing provided for in the Commitment Letter. The Buyer shall use commercially reasonable efforts to take any and all actions necessary to satisfy the conditions precedent set forth in such definitive agreements. In the event any portion of such financing becomes unavailable, in the manner or from the sources originally contemplated, the Buyer will use its commercially reasonable efforts to obtain any such portion from alternative sources.

(b) Notwithstanding anything in this Agreement to the contrary, in connection with the Buyer’s financing contemplated by this Agreement, the Seller will reasonably cooperate with the Buyer to (i) provide any necessary financial statements, any audits in connection therewith and any necessary representation letters addressed to the auditors in connection therewith; (ii) cause the Company to provide any customary affidavits required by title insurers; (iii) provide the banks and other institutions arranging or providing the Buyer’s financing all material information (financial and other) with respect to the Seller and the transactions contemplated by this Agreement reasonably requested by the Buyer, it being understood that a request for the provision of such information which would constitute a violation of Law will be deemed unreasonable; (iv) cause the Company’s senior officers and other Company representatives to be reasonably available to the Buyer and the banks and other institutions arranging or providing the Buyer’s financing to participate in due diligence sessions and to participate in presentations related to any transaction comprising the Buyer’s financing; (v) assist in the preparation of one or more appropriate offering documents, including MD&A and business description and assisting the Buyer and the banks and other institutions arranging or providing the Buyer’s financing in preparing other appropriate marketing materials, in each case to be used in connection with such financing; and (vi) request the Seller’s independent auditors to prepare and deliver “comfort letters”, dated the date of each offering document used in connection with any transaction comprising the Buyer’s financing (with appropriate bring down comfort letters delivered on the closing date for each financing), in compliance with professional standards, in each of the foregoing cases as may be necessary for the Buyer to obtain the financing describe din the Commitment Letter.

(c) As promptly as practicable, the Seller shall deliver to the Buyer the unaudited consolidated statement of cash flows of the Company for the three months ended June 30, 2007 and the unaudited consolidated balance sheet of the Company as of June 30, 2007 and the unaudited consolidated statements of income and cash flows of the Company for the three months ended June 30, 2007, in each case prepared in accordance with GAAP.

5.13 Target Guaranties. Sellers shall cause all guaranties by Target of any indebtedness or other obligation of any other Person to be terminated and released at or before the Closing.

5.14 Repayment of Indebtedness. At the Closing, Buyer may cause Target to repay all indebtedness contemplated by the Payoff Letters, in accordance with the Payoff Letters. The amount required to pay Target’s indebtedness reflected in the Payoff Letters shall be advanced by Buyer to Target in connection with the Closing, which advance may be made by payment directed to the holders of such indebtedness.

ARTICLE 6. POST-CLOSING COVENANTS

6.1 In General. The Parties make the covenants and other agreements provided in this Article 6 to apply with respect to the period following the Closing.

6.2 Further Assurances. Each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request to carry out the purposes of this Agreement, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 8).

6.3 Litigation Support. Sellers will cooperate with Buyer and Target in the defense or prosecution of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand to which Target is or becomes a party arising out of facts or circumstances arising before the Closing, including by testimony and access to books and records as shall be necessary in connection with the defense or contest, all at no cost or expense to Seller.

6.4 Transition. No Seller will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Target from maintaining the same business relationships with Target after the Closing as it maintained with Target prior to the Closing.

6.5	Target Employees.

(a) Buyer currently expects to operate Target’s business as a stand-alone subsidiary of Buyer and currently expects to continue the base operations of Target’s business in Chalmette, Louisiana. As such, Target’s employees may remain employees of Target or become employees of Buyer or an Affiliate of Buyer, as determined by Buyer. Buyer currently anticipates that it will retain the substantial majority of Target’s employees; however, such employees must qualify under Buyer’s conditions of employment for employees of Buyer and its Affiliates, including drug testing. The statements made in this paragraph are expressions of Target’s current intentions. They are not a covenant of future performance and are not intended to limit Buyer’s right, in its discretion, to change Target’s operations in the future. Buyer shall not have liability hereunder as a result of any such change.

(b) Buyer may cause Target to continue in effect Target’s Employee Benefit Plans, or, alternatively, Target’s employees may become participants in Buyer’s Employee Benefit Plans; provided that Target’s employees shall be given credit for length of service with Target for purposes of vesting and eligibility (but not accrual of benefits) under Buyer’s Employee Benefit Plans.

(c) No provision of this Section 6.5 shall create any third-party beneficiary or other rights in any Target employee or former employee (including any beneficiary or dependent thereof) in respect of (i) continued employment (or resumed employment) with Buyer, Target or any of their Affiliates, or (ii) any benefits that may be provided, directly or indirectly, under any Employee Benefit Plans or any similar plan or arrangement which may be established or maintained by Buyer, Target or any of their respective Affiliates. No provision of this Agreement shall obligate Buyer, Target or any of their Affiliates to adopt or maintain any benefit plan at any time.

6.6	Post-Closing Tax Matters.

(a) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of Target and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Target or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of Target and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(b) Responsibility for Filing Tax Returns. Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Target and its Subsidiaries that are filed after the Closing Date. The parties contemplate that Target’s current accounting firm, Wegmann-Dazet & Co., will be utilized to prepare the federal and state income tax returns for Target’s fiscal year ending March 31, 2007, such returns to be subject to the review and approval of Target and Buyer.

6.7 Cooperation on Tax Matters. Buyer, Target and Sellers shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer will advise Sellers’ Representative within thirty (30) days after Buyer is given written notice by the Internal Revenue Service or other taxing authority of its intention to conduct an audit of Target with respect to the period before the Closing Date. Buyer will use commercially reasonable efforts to provide to Sellers’ Representative and to any accountant designated by Seller’s’ Representative (the “Designated Accountant”) on an ongoing basis copies of Target records, correspondence with the Internal Revenue Service and other non-privileged documents requested by Sellers’ Representative that pertain only to the audit of Target with respect to the period before the Closing Date. Sellers’ Representative and the Designated Accountant may comment and otherwise provide input with respect to the matters that are the subject of the audit; provided that Buyer will have no liability for failure to take into account such comments or other input. If there is a dispute regarding the payment by Buyer or Target of any amount alleged to be due by virtue of such audit, such dispute shall be resolved through the dispute resolution procedure in Section 12.12, except that the arbitrator shall be the CPA Firm, unless the CPA Firm is unable or unwilling to serve as arbitrator, in which event the arbitrator shall be chosen in the manner provided in Section 12.12.

ARTICLE 7. CONDITIONS TO OBLIGATION TO CLOSE

7.1 Conditions to Buyer’s Obligation. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction (or, where legally permissible, waiver in writing by Buyer) of the following conditions:

(a) The representations and warranties set forth in Article 3 that are qualified as to “materiality” shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, provided that any representation or warranty that specifically references a different date as of which it is given must be true and correct as of such different date;

(b) Sellers and Target shall have performed and complied with all of their covenants hereunder that are required to be performed at or before the Closing;

(c) No actions, suit, or proceedings shall be pending or threatened by or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree, ruling, or charge shall be in effect;

(d) From and after March 31, 2007, no material adverse change shall have occurred in the business, assets, properties, condition (financial or otherwise), results of operations, or prospects of any one or more of Target and there shall not exist any occurrence, circumstance or effect which, individually or in the aggregate, could reasonably be expected to have such a material adverse change;

(e) Sellers shall have delivered to Buyer a certificate to the effect that each of the conditions specified in Section 7.1(a)—(d) is satisfied in all respects;

(f) All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of Governmental Bodies and other third parties referred to in Section 3.5;

(g) Buyer shall be satisfied with the disclosure materials delivered by Sellers to Buyer after the execution and delivery of this Agreement as provided in Section 7.1(g) of the Disclosure Schedule;

(h) Buyer shall have received from counsel to Target a letter addressed to Buyer and dated as of the Closing Date, in form and substance acceptable to Buyer, giving the opinions set forth in Exhibit Q attached hereto;

(i) Buyer shall have received the written resignations, effective as of the Closing, of each director and officer of Target listed on Schedule 7.1(j);

(j) The employees listed on Schedule 7.1(j) shall have entered into their respective Employment Agreements, and such Employment Agreements shall be in full force and effect;

(k) All Sellers shall have entered into non-competition agreements in substantially the form of the attached Exhibit E, and such non-competition agreements shall be in full force and effect;

(l) All actions to be taken by Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer;

(m) Buyer shall have obtained the financing to consummate the transactions contemplated hereby on the terms provided in the Commitment Letter;

Buyer may, if legally permissible, waive any conditions specified in this Section 7.1 if it executes a writing so stating.

7.2 Conditions to Sellers’ Obligation. Sellers’ obligations to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(a) The representations and warranties set forth in Article 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, provided that any representation or warranty that specifically references a different date as of which it is given must be true and correct as of such different date;

(b) Buyer shall have performed and complied with all of its covenants hereunder that are required to be performed at or before the Closing;

(c) No actions, suit, or proceedings shall be pending or threatened by or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree, ruling, or charge shall be in effect;

(d) Buyer shall have delivered to Sellers a certificate to the effect that each of the conditions specified in Section 7.2(a)-(c) is satisfied in all respects; and

(e) All actions to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Sellers’ Representative.

Requisite Sellers may, if legally permissible, waive any condition specified in this Section 7.2 on behalf of all Sellers if they execute a writing so stating at or prior to the Closing.

ARTICLE 8. REMEDIES FOR BREACHES OF THIS AGREEMENT

8.1 Survival of Representations and Warranties. Claims arising out of or relating to the representations and warranties set forth in Sections 3.4 (Power and Authority), 3.5 (Absence of Conflict), 3.6 (Shares), and 3.8 (Capitalization) of this Agreement, and the indemnification obligations relating thereto, shall survive the Closing indefinitely. Claims arising out of or relating to the representations and warranties set forth in Section 3.17 (Tax Matters) of this Agreement, and the indemnification obligations relating thereto, shall survive the Closing through the date that is six months after the expiration of the applicable statute of limitations with respect to any such claim. All other representations and warranties of the Parties set forth in this Agreement, and the indemnification obligations relating thereto, shall survive the Closing for a period of eighteen (18) months after the Closing Date. The covenants of the parties contained in this Agreement shall survive until performed or until the expiration of the applicable period of limitations with respect to a breach thereof. Notwithstanding the foregoing, if an Indemnified Person delivers to an Indemnifying Party, before the expiration of a representation or warranty, a notice of claim (“Notice of Claim”) based in whole or in part upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until the resolution of the matter covered by such notice. The covenants contained in this Agreement shall survive the Closing until performed or until the lapse of the relevant statute or period of limitations.

8.2	Indemnification Provisions for Buyer’s Benefit.

(a) In the event any Seller breaches any of the Sellers’ representations or warranties contained herein (other than the representations and warranties in Sections 3.4, 3.5, 3.6, 3.8 and 3.17 (the “Specified Sections”), and Buyer gives Seller’s representative a Notice of Claim within the survival period (if any) applicable thereto under Section 8.1, then Sellers shall indemnify Buyer and Target, and their respective stockholders, controlling persons, Affiliates, directors, officers, employees, agents, consultants, advisors, and other representatives (the “Buyer Indemnified Persons”) from and against any Adverse Consequences that any Buyer Indemnified Person shall suffer arising out of or related to the breach; provided, however, that Sellers shall not have any obligation to indemnify the Buyer Indemnified Persons from and against any Adverse Consequences caused by any breach of a representation or warranty made in Article 3, other than in the Specified Sections, (i) until Buyer has suffered Adverse Consequences by reason of all such breaches in excess of $300,000 in the aggregate and (ii) to the extent the Adverse Consequences Buyer has suffered by reason of all such breaches in excess of $300,000 exceeds an aggregate ceiling equal to Five Million and 00/100 Dollars ($5,000,000.00), after which point Sellers will have no obligation to indemnify Buyer further with respect to such Adverse Consequences. Notwithstanding any contrary provision in this Agreement, the limitations provided in the preceding sentence, and specifically in clauses (i) and (ii) thereof, shall not apply with respect to or limit Sellers’ liability for any Adverse Consequence arising out of or relating to the following (1) any breach of the representations or warranties contained in the Specified Sections; or (2) the breach of any covenant contained in this Agreement; and Sellers shall indemnify and hold harmless the Buyer Indemnified Persons from and against the entirety of any claim arising out of the matters described in the preceding clauses (1) and/or (2) of this sentence.

(b) In the event any Seller breaches any of Sellers’ covenants or other agreement contained in this Agreement, or any of their representations and warranties in the Specified Sections, and provided that Buyer makes a written claim for indemnification against Seller within the survival period (if there is an applicable survival period under Section 8.1 with respect to the Section allegedly breached by Sellers), then Seller shall indemnify the Buyer Indemnified Persons from and against the entirety of any Adverse Consequences arising out of or relating thereto from the first dollar forward. Any recovery for indemnification by the Buyer pursuant to this Section shall first be made against the Escrow Amount until the earlier of its full depletion and its release pursuant to the terms of this Agreement and the Escrow Agreement. Once the Escrow Amount has been fully depleted or has been released, Buyer may recover for indemnification pursuant to this Section by setoff against the Note or against Sellers directly and personally, subject to the limitations herein.

(c) Each Seller shall indemnify each Indemnified Person, and hold them harmless from and against, any Adverse Consequences attributable to (i) all Taxes (or the non-payment thereof) of Target and its Subsidiaries (including former Subsidiaries) for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax

Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Target or any of its Subsidiaries (including former Subsidiaries) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any Person (other than Target and its Subsidiaries) imposed on Target or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (i), (ii), and (iii) above, Sellers shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Date Balance Sheet (rather than in any notes thereto) and taken into account in determining the Adjustment Amount. Sellers shall reimburse Buyer for any Taxes of Target or its Subsidiaries (including former Subsidiaries) that are the responsibility of Sellers pursuant to this Section within fifteen (15) business days after payment of such Taxes by Buyer, Target, or any other Indemnified Person. Sellers shall not be obligated to reimburse Buyer for any of the above described Taxes of Target until a period of thirty (30) days has elapsed after Buyer delivers to Sellers’ Representative all documents and paperwork reasonably necessary to document the basis for the amount of Taxes allegedly owed by Sellers under this Section 8.2(c). During this 30-day period, Sellers may review such documentation and paperwork and deliver to Buyer a detailed statement describing Sellers’ objections, if any, to the amount claimed by Buyer. If within 30 days after Buyer receives the Sellers’ statement of objections (if any) pursuant to this Section 8.2(c), Buyer and Sellers do not resolve Sellers’ objections, such dispute shall be resolved through the dispute resolution procedure in Section 12.12, except that the arbitrator shall be the CPA Firm, unless the CPA Firm is unable or unwilling to serve as arbitrator, in which event the arbitrator shall be chosen in the manner provided in Section 12.12.

8.3 Indemnification Provisions for Sellers’ Benefit. In the event Buyer breaches any of its representations, warranties, and covenants contained in this Agreement and provided that Seller makes a written claim for indemnification against Buyer, then Buyer shall indemnify Seller from and against the entirety of any Adverse Consequences suffered and caused by the breach. The provisions of this subsection 8.3 shall include any and all claims, causes of action, or any monetary or non-monetary actions whatsoever with respect to any obligation, indebtedness, charge or amount, whether brought in contract, tort or otherwise incurred by Buyer or its Affiliates that arises exclusively out of facts or circumstances occurring after the Closing. It is acknowledged and agreed by Buyer that Sellers shall have no liability whatsoever with respect to obligations incurred by Buyer or Target arising exclusively out of facts or circumstances occurring after the Closing.

8.4	Matters Involving Third Parties.

(a) If any third party shall notify any Party (the “Indemnified Person”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) then the Indemnified Person shall promptly (and in any event within fifteen (15) business days after receiving notice of the Third Party Claim) notify each Indemnifying Party thereof in writing, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnifying Party’s failure to receive timely notice.

(b) Any Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of his or its choice reasonably satisfactory to the Indemnified Person. If the Indemnifying Party assumes the defense of a Third Party Claim, (i) it will be conclusively established for purposes of this Agreement that the Third Party Claim is within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation of any Permit, Law or Order or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an Indemnifying Party of any Third Party Claim and the Indemnifying Party does not, within ten days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party will be bound by any determination made in any proceeding relating thereto or any compromise or settlement effected by the Indemnified Party.

(c) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8.4(b), however, the Indemnified Person may defend against the Third Party Claim in any manner he, she, or it reasonably may deem appropriate.

(d) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Third Party Claim may adversely affect the Indemnified Party or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Third Party Claim, but the Indemnifying Party will not be bound by any determination of the Third Party Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

8.5 Determination of Adverse Consequences. All indemnification payments by Sellers under this Article 8 shall be deemed adjustments to the Purchase Price for Tax purposes.

8.6 Solidary Liability. The liability of Sellers under this Agreement is joint, several and solidary.

ARTICLE 9. ESCROW

9.1 Escrow Fund. On the Closing Date, a portion of the Estimated Purchase Price equal to the Escrow Amount (the “Escrow Fund”) will be delivered to the Escrow Agent, in escrow, in accordance with the provisions of this Agreement and the Escrow Agreement, as partial security for the Sellers’ obligations under this Agreement. The cost of the Escrow shall be borne 50% by Sellers and 50% by Buyer.

9.2 Set Off. Subject to the provisions of Section 8 of this Agreement, the Buyer Indemnified Person will be entitled to be paid from the Escrow Fund as a claim or set off the amount of any Adverse Consequences sustained by a Buyer Indemnified Person or other liability of Sellers to the Buyer Indemnified Persons under this Agreement. If a Buyer Indemnified Person asserts a claim or set off against all or a portion of the Escrow Fund by reason of any

Adverse Consequence or other liability of Sellers, Buyer first shall give the Sellers’ Representative a Notice of Claim specifying in reasonable detail the basis for such claim or setoff and the amount thereof, to the extent known to Buyer. If any Seller objects to such claim or setoff, the Sellers’ Representative shall give notice of the objection (the “Notice of Objection”) to Buyer and Escrow Agent within thirty (30) days after the Sellers’ receipt of Buyer’s Notice of Claim. If the Notice of Objection is not given within this 30-day period, the Buyer Indemnified Person asserting the Claim shall be entitled to be paid from the Escrow Fund the amount specified in the Notice of Claim.

9.3 Disputed Amount. If any Seller gives a Notice of Objection within such 30-day period as to all or any part of the Buyer Indemnified Person’s claim (the “Disputed Amount”), the Escrow Agent shall be authorized to pay to the Buyer Indemnified Person the amount of its claim as set forth in its Notice of Claim minus the Disputed Amount. If a dispute exists concerning the disposition of all or any portion of the Escrow Fund, the Escrow Agent shall continue to hold the Disputed Amount until it receives joint written instructions from Buyer and Sellers’ Representative concerning the disposition of the Disputed Amount, or until there is a final, non-appealable determination of a court or arbitrator having jurisdiction with respect to the disposition of the Disputed Amount.

9.4 Joint Instructions. The parties agree to give the Escrow Agent joint written instructions to disburse the Escrow Fund in accordance with the provisions of this Agreement and the Escrow Agreement.

9.5 Liability in Excess of Escrow Fund. To the extent the amount owed by the Sellers to any Buyer Indemnified Person exceeds the amount in the Escrow Fund, the Sellers shall be liable, jointly, severally and solidarily, for the difference, subject to the limitations provided in Article 8.

9.6 Termination of Escrow. The Escrow Agreement shall provide that, eighteen (18) months after the date of this Agreement, the Escrow Agent shall disburse to the Sellers all amounts then held by the Escrow Agent under the Escrow Agreement, in principal and interest, except for the amount of the aggregate unsatisfied Adverse Consequences of the Buyer Indemnified Persons and the Companies on that date, which amount the Escrow Agent shall continue to hold in escrow until the claims relating thereto are resolved.

ARTICLE 10. SELLERS’ REPRESENTATIVE

10.1 Authority. From and after the Closing, the Sellers’ Representative shall serve as the sole and exclusive representation of the Sellers and their respective successors under this Agreement and the Escrow Agreement and as attorney-in-fact and agent for and on behalf of each Seller. Buyer shall be entitled to rely on written notice from the Sellers’ Representative. From and after the Closing, the Sellers’ Representative shall represent, and shall take all action for and on behalf of, the Sellers and their respective successors, with respect to all matters arising under this Agreement or the Escrow Agreement, including, with respect to (i) the determination of the Purchase Price pursuant to Article 2, (ii) the indemnificiation obligations of the Sellers under Article 8, including the defense or settlement of any claims and the making of payments with respect thereto, (iii) giving or receiving all notices required to be given by or to any Seller under this Agreement or the Escrow Agreement, (iv) all actions necessary in connection with any amendment, extension, waiver or assignment of this Agreement, (v) the execution of the Escrow Agreement for and on behalf of each Seller, and their respective successors, and (vi) any and all additional action as is contemplated to be taken by or on behalf of the Seller by the Sellers’ Representative pursuant to this Agreement and the Escrow Agreement.

10.2 Actions Indemnification. All decisions and actions by the Sellers’ Representative, including without limitation any agreement between the Sellers’ Representative and Buyer or the Escrow Agent relating to indemnification obligations of the Sellers under Article 8, including the defense or settlement of any claims and the making of payments with respect hereto, shall be binding upon all of the Sellers, and their respective successors, and no Sellers, or any of their respective successors, shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative shall incur no liability to the Sellers, or any of their respective successors, with respect to any action taken or suffered by the Sellers’ Representative in reliance upon any notice, direction, instruction, consent, statement or other documents believed by the Sellers’ Representative to be genuinely and duly authorized, nor for any other action or inaction with respect to the indemnification obligations of the Sellers under Article 8, including the defense or settlement of any claims and the making of payments with respect thereto, except to the extent resulting from the Sellers’ Representative’s own willful misconduct or gross negligence. The Sellers’ Representative may, in all questions arising under this Agreement or the Escrow Agreement, rely on the advice of counsel, and shall not be liable to the Sellers, or any of their respective successors, for anything done, omitted or suffered in good faith by the Sellers’ Representative. The Sellers shall indemnify the Sellers’ Representative and hold the Sellers’ Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of the Sellers’ Representative’ duties under this Agreement and the Escrow Agreement. Buyer and the Escrow Agent shall be able to rely conclusively on the instructions and decisions of the Sellers’ Representative with respect to the indemnification obligations of the Sellers under Article 8, including the defense or settlement of any claims or the making of payments with respect thereto, or as to any other actions required or permitted to be taken by the Sellers’ Representative under this Agreement or the Escrow Agreement, and no party hereunder shall have any cause of action against Buyer or the Escrow Agent to the extent Buyer or the Escrow Agent has relied upon the instructions or decisions of the Sellers’ Representative.

10.3 Sellers’ Representative Expenses. The Sellers’ Representative may incur out-of-pocket costs and expenses on behalf of the Sellers in its capacity as the Sellers’ Representative, including with respect to the determination of the Purchase Price pursuant to Article 2 and the indemnification obligations of the Sellers under Article 8, and Sellers shall be responsible for such costs and expenses.

ARTICLE 11. TERMINATION

11.1 Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) Buyer and Requisite Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving fifteen (15) days prior written notice to Target and the Seller at any time prior to the Closing if a breach occurs of Seller’s representation and warranty made in Section 3.15 (No Material Adverse Change), provided Seller has not cured or remedied such breach within such fifteen (15) day period.

(c) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any representation, warranty, or covenant contained in this Agreement, which breach would give rise to the failure of any of the conditions set forth in Section 7.1, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach or (ii) if the Closing shall not have occurred on or before the End Date, by reason of the failure of any condition precedent under Section 7.1 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

(d) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement, which breach would give rise to the failure of any of the conditions set forth in Section 7.2, the Seller’s Representative has notified Buyer of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach or (ii) if the Closing shall not have occurred on or before the End Date, by reason of the failure of any condition precedent under Section 7.2 hereof (unless the failure results primarily from any Seller breaching any representation, warranty, or covenant contained in this Agreement).

11.2 The term “End Date” means November 28, 2007; provided that if on or before that date Buyer exercises the option described in the next sentence by paying the Extension Deposit, the End Date shall instead be January 31, 2008. Buyer has the right and option, but not the obligation, to extend the End Date from November 28, 2007 until January 31, 2008, by paying Sellers a non-refundable deposit in the amount of One Million and no/100 Dollars ($1,000,000.00) on or before November 28, 2007 (the “Extension Deposit”). The Extension Deposit shall be non-refundable unless the Closing does not occur as for the following reasons:

(i)	If Buyer terminates the Agreement pursuant to the provisions of Section 11.1(a) or 11.1(b); or

(ii)	If Buyer terminates the Agreement pursuant to the provisions of Section 11.1(c)(i), other than for a failure of the condition provided in Section 7.1(m).

11.3 Effect of Termination. If any Party terminates this Agreement pursuant to this Article 11, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for breaches of this Agreement described in the following sentence). If this Agreement is terminated pursuant to Section 11.1(c) or 11.1(d) as a result of the willful breach of any Party, or because one or more of the conditions’ to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal, equitable and other remedies will survive such termination unimpaired, including the right to enforce this Agreement by specific performance. All Termination provisions are subject to Section 5.9 (Break-Up Fee) of this Agreement, to the extent applicable in connection with such termination.

ARTICLE 12. MISCELLANEOUS

12.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and the Sellers’ Representative; provided however, that Buyer may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the Buyer will use its commercially reasonable efforts to advise the Sellers’ Representative prior to making the disclosure). Any public announcement or similar publicity with respect to this Agreement and the transactions contemplated hereby will be issued at such time and in such manner as Buyer determines in compliance with applicable law. Unless consented to by Buyer in advance, Seller shall, and shall cause Target to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. Seller and Buyer will consult with each other concerning the means by which the Target’s employees, customers, and suppliers and others having dealings with Target will be informed of this Agreement and the transactions contemplated hereby.

12.2 Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, Target and its respective successors and permitted assigns.

12.3 Expenses. Except as set forth in Section 5.9, each of Buyer and Sellers shall bear their own respective costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Without limiting generality of the foregoing, all transfer, documentary, sales, use, stamp and other Taxes (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by the Party on whom such Tax is imposed by applicable Law.

12.4 Entire Agreement. This Agreement (including the documents referred to herein) and the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

12.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer and the Sellers’ Representative; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

12.6 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by means of facsimile or email of a PDF file), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

12.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this

Agreement. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

12.8 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	c/o Robert E. Showalter 100 Intermodal Drive Chalmette, Louisiana 70043

With a copy to:	Favret, Demarest, Russo & Lutkewitte 1515 Poydras Street, Suite 1400 New Orleans, Louisiana 70112 Attn: Clarence F. Favret, III

If to Buyer:	Quality Distribution, LLC 4041 Park Oaks Boulevard, Suite 200 Tampa, Florida 33610 Attn: Timothy Page

With a copy to:	Stone Pigman Walther Wittmann L.L.C. 546 Carondelet Street New Orleans, Louisiana 70130 Attn: Joseph L. Caverly

If to Sellers’ Representative	Robert E. Showalter 100 Intermodal Drive Chalmette, Louisiana 70043

With a copy to:	Favret, Demarest, Russo & Lutkewitte 1515 Poydras Street, Suite 1400 New Orleans, Louisiana 70112 Attn: Clarence F. Favret, III

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered to such Party by giving the other Parties notice in the manner herein set forth.

12.9 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

12.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall he in writing and signed by Buyer and Requisite Sellers. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

12.12 Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement or any related agreement will be settled by arbitration in accordance with the following provisions:

(a) Disputes Covered. The agreement of the parties to arbitrate covers all disputes of every kind relating to or arising out of this Agreement, except (i) disputes determined by the arbitrator not to be arbitrable and (ii) disputes under Sections 2.6(c) that are expressly required to be resolved by the CPA Firm. Disputes include actions for breach of contract with respect to this Agreement or any documents executed in connection with this Agreement and the Closing, as well as any claim based upon tort or any other cause of action relating to the transaction contemplated by this Agreement. In addition, the arbitrator selected according to procedures set forth below will determine the arbitrability of any matter brought to the arbitrator, including the arbitrator’s authority to impose equitable remedies that may be requested in good faith by a party and the arbitrator’s decision will be final and binding on the parties. Notwithstanding the foregoing, either Party (Buyer on one hand and Sellers on the other hand) shall have the right to institute a legal action in a court of proper jurisdiction for injunctive relief or a decree for specific performance pending final settlement by arbitration.

(b) Venue; Law; Selection. The venue for the arbitration will be in New Orleans, Louisiana. The exclusive venue for any court proceeding to resolve any dispute determined by the arbitrator not to be arbitrable, challenging the arbitrability of any dispute, appealing any act or failure to act on the part of the arbitrator, or otherwise in connection with the enforcement of rights under this Agreement, shall be in the United States District Court for the Middle District of Florida (Tampa Division), if it has jurisdiction, or if such court does not have jurisdiction, then the state courts of Hillsborough County, State of Florida, and BUYER

AND SELLERS HEREBY IRREVOCABLY CONSENT TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR ALL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT. The governing law for the arbitration will be the law of the State of Florida, without reference to its conflicts of laws provisions. There will be one (1) arbitrator who shall be a person who is not a resident of, and does not have a place of business in, Louisiana and who is appointed by, and in accordance with the rules of, the American Arbitration Association for commercial disputes (“AAA”). The decision in writing of the arbitrator will be final and binding upon the parties.

(c) Rules. The rules of arbitration will be the Commercial Rules of Arbitration of the AAA, as modified by any other instructions that the parties may agree upon at the time. If there is any conflict between the Rules of Arbitration of the AAA and the provisions of this section, the provisions of this section will prevail.

(d) Substantive Law. The arbitrator will be bound by and shall strictly enforce the terms of this Agreement and may not limit, expand or otherwise modify its terms. The arbitrator will make a good faith effort to apply substantive applicable law, but an arbitration decision shall not be subject to review because of errors of law. The arbitrator’s decision will provide a reasoned basis for the resolution of each dispute and for any award.

(e) Fees; Expenses; Remedies; Award. Unless the arbitrator’s decision otherwise directs each party will bear its own fees and expenses with respect to the arbitration and any Proceeding related thereto and the parties will share equally the fees and expenses of the AAA and the arbitrator. The arbitrator will have power and authority to award any remedy or judgment that could be awarded by a court of law in the State of Florida subject to the limitations set forth in this Agreement. The award rendered by arbitration will be final and binding upon the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

12.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

12.14 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

12.15 Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreements are incorporated herein by reference and made a part hereof.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:

QUALITY DISTRIBUTION, LLC

By:
Title:

SELLERS:
/s/ Walter J. Boasso	/s/ Scott D. Giroir
Walter J. Boasso	Scott D. Giroir
Address: 12 Brittany Place	Address: 234 E. Augusta Lane
Arabi, Louisiana 70032	Slidell, Louisiana 70458
/s/ Robert E. Showalter	/s/ Scott Leonard
Robert E. Showalter	Scott Leonard
Address: 605 Daryl Drive	Address: 249 Clara Drive
P. O. Box 651	Slidell, Louisiana 70458
Chalmette, Louisiana 70043
/s/ Robert E. Showalter	/s/ Robert E. Showalter
Robert E. Showalter, as Trustee for The Boasso	Robert E. Showalter, as Trustee for The Boasso Inter Vivos
Inter Vivos Trust for Brittany Anne Boasso	Trust for Walter Joseph Boasso, Jr.
Address: 605 Daryl Drive	Address: 605 Daryl Drive
P. O. Box 651	P. O. Box 651
Chalmette, Louisiana 70043	Chalmette, Louisiana 70043
/s/ Robert E. Showalter	/s/ Rose Mary Doyle
Robert E. Showalter, as Trustee for The Boasso	Rose Mary Doyle
Inter Vivos Trust for Rory James Boasso	Address: 8122 Silver Lure Drive
Address: 605 Daryl Drive	Humble, Texas 77346
P. O. Box 651
Chalmette, Louisiana 70043

Exhibit B

TERMS OF NOTE

Maker:	Quality Distribution, L.L.C.

Payee:	Walter A. Boasso

Date of Note:	Closing Date

Amount:	$2.5 million

Interest Rate:	Seven Percent (7%) per annum on the unpaid principal balance until paid.

Conversion Right:	The holder will have the option at any time on or after the first anniversary of the Note to convert the unpaid principal amount of the Note in full (and not in part) into shares of common stock of Quality Distribution, Inc. at a price per share equal to the closing price of such shares as reported on NASDAQ on the day before the Closing Date. If the conversion option is exercised, Buyer at its election, instead of issuing shares, may instead pay the holder an amount equal to (i) the number of shares of common stock into which the Note is then convertible multiplied by the average closing price of such shares as reported on NASDAQ on the last ten (10) trading days immediately before the date on which Buyer makes the prepayment plus (ii) any accrued and unpaid interest.

Maturity:	Two (2) years after the Closing Date

Payment Terms:	Interest-only payable quarterly until conversion or maturity. Unless sooner converted, the entire principal balance is payable at maturity.

Holder’s Put Right:	The holder will have the right by written notice given to Buyer not less than 20 Business Days before the first anniversary of the Note to require that the entire principal amount of the Note and any accrued and unpaid interest be paid in full on such first anniversary.

Prepayment:	The Buyer may prepay the Note at any time at a price equal to the greater of (i) the entire unpaid principal and any accrued but unpaid interest or (ii) an amount equal to (A) the number of shares of common stock into which the Note is then convertible multiplied by the average closing price of such shares as reported on NASDAQ on the last ten (10) trading days immediately before the date on which Buyer makes the prepayment plus (B) any accrued and unpaid interest.

Subordination:	The note will be subordinated to the financing contemplated by the Commitment Letter.

Setoff:	The Buyer may setoff against the Note any amounts determined to be owed to Buyer under the indemnification provisions of Section 8.2.

Other Terms:	The Note will be non-negotiable and unsecured. Holder will make customary investment representations. The Note will have other customary provisions.

Exhibit J

AGREEMENT TO PURCHASE AND SELL

This Agreement to Purchase and Sell (this “Agreement”) is entered into and effective as of the              of                     , 2007 (the “Effective Date”) by and between Quality Distribution, LLC, a Delaware limited liability company, or its assigns (the “Buyer”), and B.W.R. Realty, L.L.C., a limited liability company organized under the laws of Louisiana (the “Seller”).

The Seller is the owner of the Property (as defined below). The Buyer desires to acquire the Property from the Seller, and the Seller desires to convey the Property to the Buyer, on the terms and conditions as set forth in this Agreement.

Now, therefore, in consideration of the mutual obligations of the parties contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Seller and the Buyer hereby agree as follows:

1.	Definitions

The definitions provided in this Section 1 shall apply for the purposes of this Agreement. Other terms are defined elsewhere in this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New Orleans, Louisiana or Tampa, Florida are authorized to close.

“Business Hours” are between 9:00 a.m. and 5:00 p.m., Central Time, on Business Days.

“Closing” means the closing of the purchase and sale of the Property in accordance with the provisions of this Agreement.

“Closing Date” is defined in Section 2.4.

“Deed” is defined in Section 7.1.

“Fair Value” means the price that a willing purchaser under no compulsion to buy would pay for the Property to a willing seller under no compulsion to sell in a sale for all cash and otherwise on the terms provided in this Agreement.

“Fifth Anniversary” means the fifth (5th) anniversary of the Effective Date.

“Governmental Authority” means any federal, state, parish or municipal government or political subdivision, commission, department or agency thereof, having jurisdiction over the Property.

“Inspection Period” means the period of time beginning with the Effective Date and ending at 5:00 p.m., Central Time, on the tenth Business Day after the Initiating Notice is given.

“Permitted Exception” is defined in Section 4.2.

“Property” means the real property, together with all the buildings and improvements thereon, and all rights, ways, privileges and servitudes appurtenant thereto, located in Detroit, Michigan, and more particularly described on the attached Exhibit J-1.

The “Purchase Price” shall be the sum determined by appraisal as set forth in Section 2.2.

The “Title Company” is a title insurance company selected by the Buyer.

2.	Purchase and Sale and Property

2.1 Agreement to Sell and Buy. The Seller agrees to sell the Property to the Buyer, and the Buyer agrees to buy the Property from the Seller, for the Purchase Price, payable at the Closing by wire transfer of immediately available funds.

2.2 Purchase Price. The Purchase Price shall be an amount equal to the Fair Value of the Property determined in an appraisal proceeding conducted in accordance with the appraisal procedure attached as Exhibit J-2 (the “Appraisal Procedure”). The Appraisal Procedure shall be commenced by written notice (the “Initiating Notice”) given by Buyer to Seller at anytime after the Effective Date and at least 120 days before the Fifth Anniversary. The Initiating Notice shall contain the information required under the Appraisal Procedure. If Buyer does not give the Initiating Notice at least 120 days before the Fifth Anniversary, then either party may thereafter give the Initiating Notice to the other party, provided that in any event the Initiating Notice must be given on or before the Fifth Anniversary. If the Initiating Notice is not given on or before the Fifth Anniversary, then this Agreement shall terminate and neither party shall have any further rights or obligations under this Agreement, except obligations that expressly survive the termination of this Agreement.

2.3 Warranty of Title. The Property will be conveyed with a full warranty of title and full substitution and subrogation in and to all of the rights and actions of warranty that the Seller has or may have against preceding owners and vendors of the Property, subject only to the Permitted Exceptions.

3.	Inspection

3.1 Seller’s Reports. Seller warrants that it will deliver to the Buyer within fifteen (15) days after the Effective Date copies of all: (a) title policies and surveys relating to the Property, (b) environmental reports, (c) ADA surveys and structural or roof reports for the improvements located on the Property, and (d) engineering studies, plans, specifications, construction and similar documents relating to the Property and in the Seller’s possession or reasonable control.

3.2 Inspections. During the Inspection Period, the Buyer, its consultants, surveyors and contractors will have the right to enter upon and inspect the Property and conduct tests, surveys, studies and other investigations to determine if the Property’s condition (including, without limitation, the roof, electrical, mechanical, plumbing and HVAC systems, structural integrity, status of termite and other pests and environmental condition, including without limitation, the presence or absence of any mold) is acceptable to the Buyer and the suitability of the Property for the Buyer’s intended use.

3.3 Acceptance or Rejection of Property’s Condition. If the Buyer determines in its sole discretion that the condition of the Property is not acceptable, Buyer must give a written notice (the “Notice of Deficiencies”) identifying the deficiencies with which Buyer is not satisfied. Seller, by written notice (the “Cure Notice”) given to Buyer within ten (10) Business Days after Seller is given the Notice of Deficiencies, may elect to repair, remedy, cure and/or remediate any condition of the Property identified in the Notice of Deficiencies as not acceptable to Buyer. Seller shall have a period of sixty (60) days after Seller gives the Cure Notice within which to complete any such repair, remedy, cure and/or remediation. If Seller does not give a Cure Notice within the time provided, or if any required repair, remedy, cure and/or remediation is not completed within such 60-day period, then by written notice given by Buyer to Seller within thirty (30) days after the last day by which Seller is required to give the Cure Notice or, if a Cure Notice was given, within thirty (30) days after the expiration of the 60-day period during which Seller must complete any repair, remedy, cure and/or remediation, Buyer at its election may either (i) terminate this Agreement, in which event neither party shall have any further rights or obligations hereunder, except rights that expressly survive the termination of this Agreement, or (ii) waive the deficiency in the condition of the Property and proceed to Closing. If Buyer fails to give the written notice permitted under the last sentence, Buyer will be deemed to have elected to terminate this Agreement under clause (i) of such sentence.

4.	Title

4.1 Title Condition. The Buyer’s obligation to purchase the Property and to consummate the transactions contemplated hereby is subject to the condition that title to the Property be merchantable as determined by the provisions of this Section 4.

4.2 Title Commitment. Before the expiration of the Inspection Period, the Buyer will at Buyer’s sole expense: (a) obtain a commitment for an Owner’s Policy for the Property from the Title Company (the “Title Commitment”) in an amount not less than the Purchase Price; (b) obtain copies of all documents listed in the Title Commitment; (c) obtain a survey of the Property (the “Survey”); and (d) deliver to the Seller: (i) a copy of the Title Commitment, the documents listed in the Title Commitment and a print of the Survey and (ii) a list of each lien, exception or other matter shown in the Title Commitment or Survey that the Buyer approves, if any (each, a “Permitted Exception”), other than liens or encumbrances which may be discharged out of the Purchase Price at the Closing (“Dischargeable Liens”). If the Buyer does not approve a matter reflected on the Title Commitment or Survey as a Permitted Exception before the expiration of the Inspection Period, then that matter will be a “Disapproved Exception”.

4.3 Cure. Within ten (10) Business Days after its receipt of the list of Permitted Exceptions described in Section 4.2, the Seller will notify the Buyer either (i) that it elects to attempt to correct the Disapproved Exceptions before the Closing Date and pay all costs associated with such correction, or (ii) that it does not elect to attempt to correct the Disapproved Exceptions. If the Seller does not make either election, it will be deemed to have elected not to correct the Disapproved Exceptions. If the Seller elects not to correct the Disapproved Exceptions or if the Seller does not cure a Disapproved Exception before the Closing Date, then the Buyer will have the right to: (a) waive the Disapproved Exception and proceed with the Closing, accepting title to the Property subject to the Disapproved Exception (which will then be a Permitted Exception), which waiver shall be made by delivery of a written notice to the Seller stating that the Buyer waives such Disapproved Exception; or (b) terminate this Agreement, in which case all parties will be relieved of all further obligations and liabilities to each other under this Agreement, except for any obligation that expressly survives a termination of this Agreement.

4.4 No Lease or Encumbrance by Seller. Between the Effective Date and the Closing Date or earlier termination of this Agreement, the Seller will not enter into any leases or contracts affecting any of the Property. [There is a current lease in effect between Seller and Company which ends on March 31, 2014 and there is no right of renewal.]

5.	Representations and Warranties

5.1 Seller’s Representations. As of the Effective Date of this Agreement, the Seller hereby represents, covenants and warrants to the Buyer as follows:

(a) The Seller is a limited liability company duly organized and validly existing under the laws of the State of Louisiana.

(b) The Seller has the necessary authority and capacity to enter into this Agreement and to carry out its obligations hereunder.

(c) This Agreement has been duly authorized and validly executed and delivered by Seller, and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

(d) There are no condemnation or eminent domain proceedings either pending or threatened against the Property.

(e) There are no actions, suits, proceedings or investigations pending or threatened in any court or before any Governmental Authority or arbitrator against the Seller or that affect the Property and Seller does not have knowledge of any basis for any such suit, proceeding or investigation.

(f) Seller has good, valid, merchantable and unencumbered title to the Property subject to no lease, encumbrance or restriction, except for the lease to Boasso America Corporation, a copy of which lease has been delivered to Buyer. There is no party in possession of any portion of the Property as a lessee, occupant, or otherwise, other than Boasso America Corporation. Except for the rights granted by this Agreement, there are no outstanding options, rights of first offer, rights of first refusal, or other rights to purchase or acquire the Property or any portion thereof or interest therein.

(g) There is no pending or threatened expropriation or similar proceeding or special assessment (inclusive of assessments for street widening, repair, or improvement), or change in zoning affecting the Property.

(h) Seller has received no notice from any governmental authority or other person about, and Seller does not otherwise have knowledge of, any violation of any federal, state, parish, or city statute, ordinance, code, rule, or regulation affecting the Property or Seller or indicating that any investigation has commenced or is contemplated regarding any such violation, and Seller does not have knowledge of any basis for any such violation or investigation.

(i) There are no jurisdictional wetlands located on the Property.

(j) Seller has the power and has obtained all necessary consents and approvals required for the execution, delivery of, and Seller’s performance under this Agreement. Performance of this Agreement by Seller will not result in any default under, or the imposition of any lien or encumbrance on, the Property under any contract or other agreement that affects Seller or the Property.

(k) There is no attachment, execution, assignment for the benefit of creditors, or voluntary or involuntary proceedings in bankruptcy or under other debtor relief laws contemplated by, pending, or threatened against Seller.

(l) Seller has not entered into, and has no knowledge of, any contract or other agreement with any private party or governmental authority affecting the Property, including without limitation any that require the owner of the Property to install, maintain, construct, or otherwise participate in or contribute to any installation, maintenance, or construction of any offsite improvements serving or intended to serve any portion of the Property.

(m) There are no unpaid charges, debts, liabilities, claims, or obligations arising from the ownership or operation of the Property that could give rise to any mechanic’s, materialman’s or other statutory lien against the Property or for which Buyer or any purchaser of the Property will be responsible.

(n) There is no pending or threatened action that would limit or terminate any utility service to the Property or limit or terminate access to and from the Property to dedicated and accepted public highways, streets, or roads.

(o) There are no underground storage tanks located in, on or under the Property and to Seller’s knowledge there have never been any such underground storage tanks.

(p) There are no endangered species located on the Property.

(q) No portion of the Property is being or has been used as a cemetery.

5.2 Buyer Representations. The Buyer hereby represents, covenants and warrants to the Seller as follows:

(a) The Buyer is a limited liability company, duly organized and validly existing under the laws of the State of Delaware.

(b) The Buyer has the necessary authority and capacity to enter into this Agreement and to carry out its obligations hereunder.

(c) This Agreement has been duly authorized and validly executed and delivered by the Buyer, and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(d) There are no actions, suits, proceedings or investigations pending or, to the best of the Buyer’s knowledge, threatened in any court or before any Governmental Authority against the Buyer which, if determined adversely, would have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

6.	Conditions to Closing

6.1 Buyer Conditions. The Buyer’s obligation to purchase the Property and to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions (collectively, the “Buyer Conditions”):

(a) The Seller shall have performed and complied with all of its obligations under this Agreement to have been performed before the Closing.

(b) No order, writ, injunction or decree shall have been entered and be in effect by any court of competent jurisdiction or any Governmental Authority, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that restrains, enjoins or invalidates the transactions contemplated hereby.

(c) All of the Seller’s representations and warranties under Section 5.1 shall be true and correct as of the Closing.

(d) At the Closing, title to the Property will be in the condition required by Section 4; and the Buyer will be in a position to obtain a title insurance policy pursuant to the Title Commitment, containing as exceptions only Permitted Exceptions.

Except as otherwise provided in this Agreement, a Buyer Condition may only be waived by the Buyer in writing.

6.2 Termination by Buyer. If a Buyer Condition has not been satisfied before the Closing Date other than by reason of a Seller default, then the Buyer, at its option, may: (a) waive the Buyer Condition and proceed with the Closing; or (b) terminate this Agreement by written notice to the Seller, in which case both parties will be relieved of all further obligations and liabilities to each other under this Agreement, except for any obligation that expressly survives a termination of this Agreement.

6.3 Seller’s Conditions. The Seller’s obligation to sell the Property and to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions (collectively, the “Seller Conditions”):

(a) The Buyer shall have performed and complied with all of its obligations under this Agreement to have been performed before the Closing.

(b) No order, writ, injunction or decree shall have been entered and be in effect by any court of competent jurisdiction or any applicable Governmental Authority, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that restrains, enjoins or invalidates the transactions contemplated hereby.

(c) All of the Buyer’s representations and warranties under Section 5.2 shall be true and correct as of the Closing.

Except as otherwise provided in this Agreement, a Seller Condition may only be waived by the Seller in writing.

6.4 Termination by Seller. If a Seller Condition has not been satisfied before the Closing Date other than by reason of a Buyer default, then the Seller, at its option, may: (i) waive the Seller Condition and proceed with the Closing; or (ii) terminate this Agreement by written notice to the Buyer, in which case both parties will be relieved of all further obligations and liabilities to each other under this Agreement, except for any obligation that expressly survives the termination of this Agreement.

7.	Closing and Expenses

7.1 Closing. The Closing will take place at a location and before a Notary Public selected by the Buyer on a date agreed by Buyer and Sellers or, if there is no agreement, then on the day that is ten (10) Business Days after the date on which both parties are given notice of the Fair Value of the Property as finally determined pursuant to the Appraisal Procedure; provided that, if Seller has elected to repair, remedy, cure and/or remediate any deficiency in the condition of the Property under the provisions of Section 3.3, or if Seller has elected to attempt to correct any Disapproved Exception under the provisions of Section 4.3, then in either such event the date for Closing shall be extended to the day that is ten Business Days after such deficiency in the condition of the Property or Disapproved Exception is corrected by Seller or waived by Buyer, unless Buyer exercises its right to terminate this Agreement under Section 3.3 or 4.3 or otherwise. At the Closing, the parties will do the following:

(a) The Seller and the Buyer will execute a warranty deed for the Property, in form and substance reasonably acceptable to both parties, pursuant to which the Seller conveys the Property to the Buyer, as contemplated by Section 2 (the “Deed”).

(b) The Buyer will pay the Seller the Purchase Price by wire transfer of immediately available funds and any Dischargeable Liens will be satisfied out of the Purchase Price.

(c) Each party will deliver a certificate, executed by a duly authorized officer or representative, confirming and “bringing down” as of the Closing Date the representations and warranties made by it in Section 5.

(d) Each party will deliver incumbency certificates, resolutions and similar documents evidencing its authority to execute, deliver and perform its obligations under this Agreement and the documents delivered at the Closing.

(e) The Seller will deliver so-called “FIRPTA” affidavits, owner’s affidavits, “gap” indemnities, inchoate lien affidavits and such other documents as the Title Company may reasonably request.

(f) Each party will execute and deliver such other documents and instruments that are reasonably required by the other or the Title Company to effect the intent of this Agreement.

7.2 Prorations. Real estate taxes and similar amounts for the year in which the Closing occurs will be prorated as of the Closing Date. The parties will cooperate with one another to either prorate charges or arrange for the transfer of utilities serving the Property.

7.3 Seller’s Costs. The Seller will pay: (a) the fees of its counsel representing Seller in connection with this transaction; (b) the cost of canceling any mortgages, liens or other security interests affecting the Property; and (c) the cost of any title curative work.

7.4 Buyer’s Costs. The Buyer will pay: (a) the fees of its counsel representing it in connection with this transaction; (b) the costs of the Survey, certificates and tax researches and its Title Commitment and title policy; and (c) the cost of recording the Deed.

8.	Default

8.1 Seller Default. If the Seller fails to comply with its obligations under this Agreement, the Buyer will have the right at its option either: (a) to demand specific performance; (b) to terminate this Agreement and recover from Seller Buyer’s damages.

8.2 Buyer Default. If the Buyer fails to comply with its obligations under this Agreement, the Seller will have the right at its option either: (a) to demand specific performance; (b) to terminate this Agreement and recover from Buyer Seller’s damages.

8.3 Attorneys’ Fees. In addition, the defaulting party will be obligated to pay the reasonable attorneys’ fees and expenses incurred by the non-defaulting party in enforcing the non-defaulting party’s rights hereunder. In the event either party files suit against the other, the prevailing party shall be entitled to recover its expenses and costs, including reasonable attorney’s fees, against the non-prevailing party.

9.	Condemnation/Casualty

9.1 Notice of Taking. The Seller will promptly notify the Buyer if a casualty occurs that damages or otherwise affects any portion of the Property or if any portion of the Property is taken by condemnation or eminent domain or is the subject of a threatened or pending condemnation or eminent domain proceeding (in either instance, a “Taking”).

9.2 Right to Terminate. If a casualty or a Taking occurs, then the Buyer, at its option, may elect to terminate this Agreement by written notice to the Seller, on or before the 30th day following the date of casualty or Taking. If Buyer elects to terminate this Agreement, then all proceeds of any insurance or Taking awards, as applicable, will belong to the Seller.

9.3 Election Not to Terminate. If, however, Buyer does not elect to terminate this Agreement as a result of a casualty or Taking, then the Seller will assign to the Buyer all of the Seller’s rights to (i) any casualty insurance insuring the Property against loss by fire, flood and any other hazards, casualties and contingencies any (ii) any award from any governmental authority or other Person with respect to or by reason of the Taking. The forgoing assignment shall include without limitation all proceeds of any insurance recovery or Takings award already received as a result of the casualty or Taking, and such proceeds shall be delivered to the Buyer at the Closing or, if not received by the time of Closing, then after the Closing immediately upon receipt by Seller.

10.	Miscellaneous

10.1 Brokers. The Seller will be responsible to pay the commissions or fees due to any broker engaged by the Seller in connection with this Agreement.

10.2 Notices. The parties’ addresses for the giving of notices are as follows:

To the Buyer:

Quality Distribution, LLC
4041 Park Oaks Boulevard, Suite 200
Tampa, Florida 33610
Attn:	Timothy Page
Fax:	(813) 630-1537

With a copy to:

Stone Pigman Walther Wittmann L.L.C.
546 Carondelet Street
New Orleans, Louisiana 70130
Attn:	Joseph L. Caverly
Fax:	(504) 581-3361

To the Seller:

B.W.R Realty, L.L.C.
100 Intermodal Drive
Chalmette, Louisiana 70043
Attn:	Robert E. Showalter
Fax:	(504) 277-0113

With a copy to:

Favret, Demarest, Russo & Lutkewitte
1515 Poydras Street, Suite 1400
New Orleans, Louisiana 70112
Attn:	Clarence F. Favret, III
Fax:	(504) 636-3177

All notices to be given under this Agreement will be in writing and sent by: (a) certified mail, return receipt requested, in which case notice will be deemed delivered on the date receipt indicated on the return receipt; (b) a nationally recognized overnight courier, in which case notice shall be deemed delivered 1 Business Day after deposit with that courier; (c) hand delivery, in which case notice will be deemed delivered on the date received as indicated by written receipt; or (d) facsimile transmission, in which case notice will be deemed given when the facsimile transmission is made, provided that: (i) the party giving notice receives confirmation of the transmission; (ii) a copy is also sent by hand delivery or overnight courier; and (iii) the transmission is made during Business Hours, or, if made after Business Hours, it will be deemed given at the opening of Business Hours on the next Business Day. A party may change its address by giving the other party notice of the new address. The change of address shall be effective on the date specified in the notice, provided that the effective date shall be not sooner than 3 days or later than 10 days after the notice is delivered.

10.3 Time of the Essence. The Seller and Buyer agree that time is of the essence in the performance of all obligations under this Agreement.

10.4 Assignment. The Buyer may assign its rights under this Agreement to any other person or entity without the prior written consent of the Seller. In that case, the Buyer initially named in this Agreement will be relieved of all liability hereunder.

10.5 Entire Agreement. This Agreement, including the exhibits, contains the entire agreement between the parties pertaining to the subject matter hereof and completely supersedes all prior written and oral agreements and understandings between the parties pertaining to its subject matter.

10.6 Waivers. A waiver or breach of covenant or provision in this Agreement will not be deemed a waiver of any other covenant or provision in this Agreement and no waiver will be valid unless in writing and executed by the waiving party. An extension of time for performance of any obligation or act will not be deemed an extension of the time for performance of any other obligation or act.

10.7 Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of Michigan.

10.8 Successors and Assigns. This Agreement will bind and inure to the benefit of the successors and assigns of the parties hereto.

10.9 Construction. This Agreement will not be construed in favor of or against any party because that party or its counsel drafted this Agreement or any portion hereof. The parties acknowledge that the parties and their counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any exhibit hereto. The headings appearing in this Agreement are for convenience of reference only and are not intended to limit or define the text of any article or section. Words of any gender used in this Agreement will be construed to include any other gender, and words in the singular number will be construed to include the plural, and vice versa, unless the context requires otherwise.

10.10 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement will remain in full force and effect.

10.11 Modifications. This Agreement can be changed only by an instrument in writing executed by the Buyer and Seller.

10.12 Consents. Unless otherwise provided in this Agreement, if a party’s approval or consent is required under a provision of this Agreement, that approval or consent must be in writing and may not be unreasonably withheld, delayed or conditioned.

10.13 No Third Party Beneficiary. Except as may be expressly provided herein or therein, the provisions of this Agreement and the documents to be executed and delivered at the Closing are and will be for the benefit of the Buyer and the Seller only and are not for the benefit of any third party. Except as may be expressly provided herein or therein, no third party will have the right to enforce the provisions of this Agreement or of the documents to be executed and delivered at the Closing.

10.14 Counterpart Signatures. This Agreement may be signed in counterparts that, when taken together, will constitute one document.

In witness whereof, the parties have duly executed this Agreement on the dates set forth below their respective signature lines to be effective as of the Effective Date.

SELLER:	BUYER:

B.W.R. Realty, L.L.C.	Quality Distribution, LLC

By:	By:
Name:	Name:
Title:	Title:

Date: , 2007	Date: , 2007

Attachments:

Exhibit J-1-    Property Description

Exhibit J-2-    Appraisal Procedure

EXHIBIT J-1

PROPERTY DESCRIPTION

Land situated in the City of Detroit, Wayne County, Michigan, described as:

All that part of Private Claim 67, City of Detroit, Wayne County, Michigan described as follows: Beginning at a point distant north 61 degrees 47 minutes 32 seconds east 17.50 feet measured along the north line of Melville Avenue (50 feet wide) from the intersection of the north line of Melville Avenue with the east line of the Wabash Railroad right of way (60 feet wide); thence north 28 degrees 00 minutes 03 seconds west 40.20 feet; thence along a curve to the right having a radius of 256.855 feet, an arc distance of 166.34 feet, a central angle of 37 degrees 06 minutes 18 seconds and a chord bearing and distance of north 09 degrees 40 minutes 48 seconds west 163.45 feet; thence along a curve to the right (said curve is not a compound with the previous curve) having a radius of 391.86 feet, an arc distance of 288.25 feet, central angle of 42 degrees 08 minutes 45 seconds and a chord bearing and distance of north 40 degrees 22 minutes 42 seconds east 281.79 feet; thence north 61 degrees 47 minutes 32 seconds east 408.33 feet; thence along the centerline of vacated Solvay Avenue (60 feet wide), south 28 degrees 09 minutes 58 seconds east 298.06 feet; thence south 61 degrees 47 minutes 32 seconds west 722.50 feet along the north line of Melville Avenue to the point of beginning.

Commonly known as: 7650 Melville Road.

Exhibit J-1

EXHIBIT J-2

APPRAISAL PROCEDURE

1. This Appraisal Procedure applies to the determination of the Fair Value of the Property referenced in the Agreement to Purchase and Sell (the “Agreement”) to which this Appraisal Procedure is attached as an exhibit. Unless otherwise defined herein, capitalized terms used in this Appraisal Procedure have the respective meanings ascribed to them in the Agreement.

2. This Appraisal Procedure shall be initiated by the giving of the Initiating Notice by one party (the “Initiating Party”) to the other party (the “Respondent”) stating that the Initiating Party is instituting this Appraisal Procedure under the Agreement and naming one person who has agreed to perform the duties of an appraiser under this exhibit as the Initiating Party’s appraiser and containing a statement that the Respondent must give a Responsive Notice (as defined in Section 3) within 15 days after the Initiating Notice is given.

3. Within 15 days after the Initiating Notice is given, the Respondent shall give a written notice (the “Responsive Notice”) to the Initiating Party naming one person who has agreed to perform the duties of an appraiser under this exhibit to serve as the Respondent’s appraiser.

4. The two appraisers so chosen by the parties are called the “Parties’ Appraisers.”

5. If the Respondent fails to make a timely appointment of his appraiser, the appraiser appointed by the Initiating Party shall determine the Fair Value of the Property. If the Respondent makes a timely appointment of his appraiser, the Fair Value of the Property shall be determined under paragraphs 6 and 7 below.

6. Both Parties’ Appraisers shall, not more than 15 days after the date on which the Initiating Notice was given, give the Parties a notice setting forth the name of a third appraiser (the “Umpire”), who is chosen by the mutual agreement of the Parties’ Appraisers, and who has agreed to perform the duties of the Umpire hereunder. The Parties’ Appraisers shall notify the Umpire of his or her appointment.

7. The Parties’ Appraisers and Umpire shall each determine the Fair Value of the Property as of the date of the Initiating Notice and notify the Parties in writing of such determinations within 45 days after the Umpire is notified of his or her appointment. The Fair Value shall be the Fair Value of the Property as determined by the Appraiser whose amount falls between the amounts determined by the other two Appraisers (i.e., which is neither the lowest nor the highest of the three values determined by the Parties’ Appraisers and the Umpire).

8. If any appraiser or appraisers shall fail to act within the time allowed hereby, then, upon the application of any party pursuant to the Federal Arbitration Act (9 U.S.C. § 5) or the Louisiana Arbitration Law (R.S. 9:4204), or any similar provision of other applicable law, the court having jurisdiction shall appoint a substitute or substitutes.

Exhibit J-2

9. Each appraiser shall be a member in good standing of the American Institute of Real Estate Appraisers or the American Society of Real Estate Counsellors (or their successor organizations) having at least 10 years experience in the valuation of real estate. If both named organizations have gone out of existence and have left no successors, each appraiser shall be a person who has been engaged in the valuation of real estate for at least 10 years.

10. Each party may present any relevant information to the appraisers at any time before a decision is reached.

11. Any time limits set forth herein may be extended by agreement of the parties or by the appraisers.

12. Each party shall pay the fees and expenses of the appraiser appointed by him, except that, if the appraiser appointed by the Initiating Party acts as sole appraiser, his fees and expenses shall be shared equally by the parties.

13. The Umpire shall be entitled to a reasonable fee, which shall be shared equally by the parties.

14. The valuations of the appraisers shall be in writing, signed by the appraisers, and given to each party.

15. Notices hereunder shall be given to the Initiating Party and Respondent in accordance with the procedure for the giving of notices under the Agreement. Notices hereunder shall be deemed given to an appraiser when received at his address.

16. A decision of the appraisers shall be binding on the parties and may not be reversed, rescinded or modified except by a proper court for the reasons for which arbitration awards generally may be reversed, rescinded or modified under applicable law. A decision of the appraisers may be confirmed by a proper court in accordance with (a) the Louisiana Arbitration Law (Louisiana Revised Statutes 9:4201, et seq.), if a Louisiana court has jurisdiction, or (b) the Federal Arbitration Act (9 U.S.C. § 1 et seq.), if a federal court has jurisdiction, or (c) the laws of any other state or jurisdiction, the courts of which have jurisdiction.

Exhibit J-2

Exhibit 5.0

EXCLUDED ASSETS

1.	Section 5.8(b). Tilt Tank Patent – U.S. Patent No. 7,214,028B2 (May 8, 2007). Tilt Tank continuation patent application U.S. Patent application no. 11/689,151 (March 21, 2007). Tilt Tank Canadian Trademark application no. 1,169,005.

2.	Section 5.8(c). Claims of Target made in the cases listed below:

(i)	Boasso America Corporation vs. Marsh USA, Inc., ECS Underwriting, Inc. and NAC Reinsurance Corp., 34th Judicial District Court for the Parish of St. Bernard, docket no. 97 254.

(ii)	Boasso America Corporation vs. NAC Reinsurance Corp., 34th Judicial District Court for the Parish of St. Bernard, docket no. 98 747.

(iii)	Claim of Boasso America Corporation against Reliance in Liquidation, Claim Numbers 1435667, 2140989, 2140990 and 2140991 (Liquidated) in the amount of $212,818.71 (Moorer).

(iv)	Claim of Boasso America Corporation against Reliance in Liquidation, Claim Numbers 1927121 and 2077665 (Liquidated) in the amount of $140,000.01 (Piper).

(v)	Claim of Boasso America Corporation against Reliance in Liquidation, Claim Number 1433686 (unliquidated).

(vi)	Claim of Boasso America Corporation against Reliance in Liquidation, Claim Number 651858 (unliquidated).

(vii)	Marsh & McLennan Companies Settlement; Settlement ID No. 1021893 - $20,822.00 (liquidated).